Shinhan Financial Group

Convocation Notice of
the 21st Annual Meeting of Shareholders


Shinhan Financial Group

Letter to the Shareholders

Dear Shareholders,

Thank you for your continued trust in Shinhan Financial Group ("the Group", "the Company", "Shinhan FG").

Uncertainties in the global economy and financial environment continue to grow amid the ongoing pandemic. We are afraid many of you would find the current situation quite disturbing; nevertheless, we look forward to returning to our daily lives in the near future.

Despite formidable obstacles, Shinhan FG continued to grow steadily. In FY 2021, most of the financial figures showed progress with business results exceeding past performance. Both the Banking and Non-Banking sectors showed even growth, recording a net profit of KRW 4.02 trillion, up 18% year-on-year. The Banking sector enhanced its interest income based on a strong growth in loans and has managed to ensure sound asset quality through preemptive risk management. Subsidiaries in the Capital Market also showed continued progress in the Non-Banking sector, bolstering the balanced growth with the Banking sector by strengthening our Non-Banking portfolio via M&A transactions.

Such a solid business performance led to stable improvement in ROE, and our efforts never ceased to enhance shareholder value through steady profit growth with efficient capital management. As a result, Shinhan FG initiated quarterly dividend payouts to secure viability and predictability of our capital policy, and we plan to gradually raise the dividend payout ratio. For FY2021, the common stock dividend payout was 25.2%, returning to pre-pandemic levels. Shinhan FG will continue to endeavor to share the value of growth with our shareholders.

Shinhan FG continues to pursue sustainable value creation through non-financial factors, including the protection of the environment, society and improvements in our governance structures.

The Group declared Zero Carbon Drive as part of its endeavors to protect the environment. We implemented detailed plans to achieve carbon neutrality by 2050 and these schemes will be applied when constituting the Group's asset portfolio. The Group aims to extend KRW 30 trillion of financial support towards eco-friendly businesses and green growth industries. Progress against these efforts is being closely monitored by the BOD.

Diversity is another key focus within the Group's sustainable development, which we have outlined in our "Commitment to Diversity and Inclusion" statement. This year, the composition of potential Independent Director candidates to be appointed to the BOD reflected a diverse range of expertise and perspectives, of which at least 20% were female. From this long list, we were able to recommend a female director nominee. If the appointment is approved at the general shareholders' meeting, Shinhan's Board will have two female independent directors.

Through SHeroes, a program implemented to foster leadership potential and opportunities for female employees, the Group established clear guidelines to encourage competence-building for woman leaders. We believe such attempts would lead to positive changes in the industry and spread the value of diversity across our society.

Shinhan also made efforts to protect financial consumers. Measures have been put in place to protect financial consumers by improving our product governance and the employee performance evaluation system from the customer's point of view. In addition, Shinhan has established a new corporate vision – "We believe finance should be More Friendly, More Secure, More Creative" – and through this, we plan to lead the financial market based on the customer trust and market confidence.

Finally, the operation of the Group's succession plan has been reformed to maintain sound governance structure. By fully considering the possibility of a contingency event that may arise from unforeseeable risk such as the spread of COVID-19, the Board has been given the authority to specify, in advance, the order in which the Group's acting-CEO is appointed, and the procedures and systems thereto have been supplemented to ensure a smooth transition in relation to succession planning.

Solid corporate governance is vital for long-term growth of the Group and the Board intends to continuously improve disclosure levels and implement systems and procedures in alignment with the Group's strategies. The Group has adopted a transparent nomination process that allows the Board to evaluate directors based on an array of qualifications. Such process will help deliver the Group's strategic goals and ultimately advance the best interests of our shareholders. We believe the current proposed Board will act upon the best interest of our shareholders, providing risk supervision and stewardship toward the current management.

On behalf of our Board of Directors, I would like to invite you to attend our upcoming Annual General Meeting ("AGM") on Thursday March 24th. The AGM will be held at Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea. Upcoming AGM can be accessed and will be broadcasted live through our homepage.

Please refer to the Convocation Notice for detailed information on explanatory statement for relevant proposals, and information on voting and other issues relating to the AGM. We hope shareholders find the aforementioned information useful and that it will enhance your understanding to make an informed voting decision.

Health and safety of our shareholders remain upmost importance and may your family be blessed.

Yours faithfully,

On behalf of the Board
Cho Yong-byoung
CEO of Shinhan Financial Group

Convocation Notice of the 21st Annual Meeting of Shareholders

Notice is hereby given that the 21st Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

01 Date and Time
March 24, 2022 10 A.M.
Korea Standard Time (UTC+9)

02 Place
Auditorium, 20th floor, Shinhan Bank, 20,
Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Table of Contents

I
Proxy Summary



Proxy Summary:

The following summarizes the agenda to be voted on at the 21st Annual Meeting of Shareholders. Your vote is important to us. Please review the entire convocation notice carefully before voting.

For more information on voting and attending the annual meeting, see "VI. Additional Information - AGM Voting and Resolutions" on page 68.

Agenda to be voted on

Item No.		Agenda Item	Page
1		Approval of Financial Statements and Annual Dividends	08
2		Election of Directors (8 Independent Directors)	13
	2-1	Re-election of Mr. PARK Ansoon as an independent director	15
	2-2	Re-election of Mr. BYEON Yang-ho as an independent director	17
	2-3	Re-election of Mr. SUNG Jaeho as an independent director	19
	2-4	Re-election of Ms. YOON Jaewon as an independent director	21
	2-5	Re-election of Mr. LEE Yoon-jae as an independent director	23
	2-6	Re-election of Mr. JIN Hyun-duk as an independent director	25
	2-7	Re-election of Mr. HUH Yong-hak as an independent director	27
	2-8	Election of Ms. KIM Jo Seol as an independent director	29
3		Election of Audit Committee Members (3 Members)	53
	3-1	Election of Mr. BAE Hoon as an audit committee member	54
	3-2	Re-election of Mr. SUNG Jaeho as an audit committee member	54
	3-3	Re-election of Ms. YOON Jaewon as an audit committee member	54
4		Approval of the Director Remuneration Limit	57

The Board of Directors recommends you vote IN FAVOR of all the proposed agenda items.

II

Financial Performance

Agenda 1:
Approval of Financial Statements and
Annual Dividends



Proxy Summary > FY 2021 Financial Performance > Election of Directors > Audit Matters > Director Remuneration > Additional Information

1. Overview   2. Business Results of FY 2021   3. Shareholder Return

FY 2021 Financial Performance

Agenda 1

Approval of Financial Statements and Annual Dividends

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2021 (January 1, 2021 - December 31, 2021), including Statements of Appropriation of Retained Earnings)

Voting Item(s)

Pursuant to Article 449 of the Commercial Act, the Board seeks shareholders' approval of the Company's separate financial statements and consolidated financial statements for FY 2021.

Audited financial statements with the independent auditor's opinion are disclosed separately on the Company website (http://www.shinhangroup.com) and can be found on EDGAR of the US. Securities and Exchange Commission website (https://www.sec.gov).

> **RECOMMENDATION:**
> **Vote FOR the approval of financial statements and annual dividends.**



Proxy Summary > **FY 2021 Financial Performance** > Election of Directors > Audit Matters > Director Remuneration > Additional Information

| 1. Overview | **2. Business Results of FY 2021** | 3. Shareholder Return |

FY 2021 Financial Performance

| Company Overview

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the following primary businesses

1. controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares;
2. investing in or providing financial support to subsidiaries and to raise capital necessary for financial support; and
3. supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and ICT systems.

As of December 31, 2021, Shinhan Financial Group consists of 17 direct subsidiaries that include Shinhan Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance, Shinhan Capital and Shinhan Asset Management (Rebranded from Shinhan BNP Paribas Asset Management), and 32 indirect subsidiaries.

| Business Results of FY 2021 (consolidated basis)

For the fiscal year 2021, Shinhan Financial Group's consolidated net income grew for eight consecutive years to KRW 4,019.3 billion. The record earnings results attest to the resilient and robust performance of our banking business, and to the quality of Shinhan's diversified business portfolio with strong non-banking subsidiaries including Shinhan Card, Shinhan Investment Corp., and Shinhan Capital.

Through efforts to expand our capital market businesses such as securities, capital, and GIB- and GMS- focused asset growth, we managed to maintain balanced profits between non-banking and banking sectors.

The income contribution from non-banking subsidiaries including Shinhan Life Insurance, incorporated into the Group under inorganic growth (M&A) strategy, and Asia Trust further assisted balanced portfolio structure, accounting for 42% of the profits.

Meanwhile, the Company has strived to minimize uncertainties. Through rigorous process to estimate credit costs, we front-loaded additional costs as COVID 19- related provisioning for two consecutive years. In our efforts to maintain disciplined cost management and to further improve our cost structure, especially in the long-term, we also employed a Group-wide voluntary early retirement scheme.

With strengths in a diversified business portfolio encompassing both banking and non-banking sectors, Shinhan FG plans to perpetuate strong performance through preemptive risk management based on stable business fundamentals.



Group Net Income Trend (FY 2017 – FY 2021)



| Proxy Summary | > | **FY 2021 Financial Performance** | > | Election of Directors | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Business Results of FY 2021** | 3. Shareholder Return |

FY 2021 Financial Performance (Continued)

Shinhan Financial Group Net Income By Subsidiaries

		(Subsidiaries Income Before Reflecting SFG Ownership, in KRW bil.)		
		FY2021	**FY2020**	**YoY%**
Bank (a)		2,512.8	2,095.3	19.9%
Shinhan Bank		2,494.4	2,077.8	20.0%
Jeju Bank		18.4	17.5	5.3%
Non-Bank (b)		1,852.4	1,501.1	23.4%
Consumer Finance	Shinhan Card	675.0	606.5	11.3%
	Shinhan Savings Bank	30.3	27.0	12.5%
Insurance	Shinhan Life Insurance	391.6	457.1	-14.3%
Capital Markets	Shinhan Investment Corp	320.8	154.8	107.3%
	Shinhan Capital	274.9	160.6	71.2%
	Shinhan Asset Management	32.2	26.7	20.6%
	Shinhan Alternative Investment	9.2	3.4	166.9%
	Shinhan REITs Management	8.5	3.8	125.3%
	Asia Trust	77.8	45.8	69.9%
	Shinhan AI	0.5	0.3	57.2%
	Shinhan Venture Investment	15.9	-1.1	n.a.
Others	Shinhan DS	4.1	1.9	120.2%
	Shinhan AITAS	9.8	13.0	-24.6%
	Shinhan Credit Information	1.9	1.5	29.7%
SFG (a+b)		4,365.3	3,596.4	21.4%
Consolidated Net Income (Reflecting SFG Ownership)		4,019.3	3,414.6	17.7%



| Proxy Summary | > | **FY 2021 Financial Performance** | > | Election of Directors | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | 2. Business Results of FY 2021 | **3. Shareholder Return** |

Shareholder Return

| Consistent and Continuous Efforts to Enhance Shareholder Value

The Board has proposed to pay a year-end dividend of KRW 1,400 per common share. With this, the annual dividend payout ratio for FY2021 is 25.2%, an improvement of 2.5%p from 22.7% the previous year. Despite growing uncertainties stemming from the prolonged pandemic, both banking and non-banking sectors exhibited strong business momentum, and dividends per common share for the full fiscal year rose to KRW 1,960, KRW 460 higher than the previous year.

Furthermore, the Group initiated quarterly dividend payouts, which was unprecedented among domestic financial institutions, and has paid dividends of KRW 300 and KRW 260 per common share in the second and third quarter, respectively. Shinhan FG will continue to endeavor to enhance shareholder returns through quarterly dividends.



Dividend	FY2021	FY2020	FY2019
Dividend per Share	KRW 1,960	KRW 1,500	KRW 1,850
Total Amount of Dividend (Common + Preferred Shares)	KRW 1,047 bil.	KRW 804 bil.	KRW 884 bil.
Total Amount of Dividend (Common Shares)	KRW 1,013 bil.	KRW 774 bil.	KRW 852 bil.
Payout Ratio (Common + Preferred Shares)	26.0%	23.5%	26.0%
Payout Ratio (Common Shares)	25.2%	22.7%	25.0%
Dividend Yield (Based on Korea Exchange)	5.2%	4.5%	4.1%

III

Election of Directors

Agenda 2:
Election of Directors



| 1. Overview | 2. Director Nominees | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Election of Directors

Agenda 2

Election of Directors

(8 Independent Directors)

Voting Item(s)

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company's Articles of Incorporation, we seek shareholders' approval to elect directors.

At the 21st Annual General Meeting of Shareholders, the following 8 directors (8 Independent Directors) will seek the approval of appointment from shareholders.

2-1. Independent Director Candidate : Mr. PARK Ansoon

2-2. Independent Director Candidate : Mr. BYEON Yang-ho

2-3. Independent Director Candidate : Mr. SUNG Jaeho

2-4. Independent Director Candidate : Ms. YOON Jaweon

2-5. Independent Director Candidate : Mr. LEE Yoon-jae

2-6. Independent Director Candidate : Mr. JIN Hyun-duk

2-7. Independent Director Candidate : Mr. HUH Yong-hak

2-8. Independent Director Candidate : Ms. KIM Jo Seol

> **RECOMMENDATION:**
> **Vote FOR each director nominee.**



Overview

The Board of Shinhan Financial Group, as the highest decision-making body of the Company, determines the appointment and dismissal of directors, establishment of management plans, and promotes responsible management through sound checks and balances. To this end, the Board consists of independent directors who bring expertise and competencies from extensive professional backgrounds, shareholder-recommended independent directors, as well as executive and non-executive directors who are experienced leaders in the financial services industry.

The Board of Directors is currently composed of 14 directors: 1 Executive Director, 1 Non-Executive Directors and 12 Independent Directors. Following the term expiration of 8 Independent Directors (Park Ansoon, Byeon Yang-ho, Sung Jaeho, Yoon Jaewon, Lee Yoon-jae, Jin Hyun-duk, Choi Kyong-rok, and Huh Yong-hak), we propose to re-elect Park Ansoon, Byeon Yang-ho, Sung Jaeho, Yoon Jaewon, Lee Yoon-jae, Jin Hyun-duk, and Huh Yong-hak, and to newly elect Kim Jo Seol as directors. In accordance with Article 26 of the Company's Internal Code of Corporate Governance, Mr. Choi Kyong-rok will not stand for re-appointment due to accumulating long tenure. Proposed Board for FY2022 consists of 14 directors (1 executive, 1 non-executive, and 12 independent directors).

Current Board Composition			Proposed for FY2022	
Director	**Independence**	**Standing for(Re) election**	**Director**	**Independence**
Cho Yong-byoung	Executive	Term remaining	Cho Yong-byoung	Executive
Lee Yoon-jae	Independent (Chair)	Yes	Lee Yoon-jae	Independent
Kwak Su Keun	Independent	Term remaining	Kwak Su Keun	Independent
Park Ansoon	Independent	Yes	Park Ansoon	Independent
Bae Hoon	Independent	Term remaining	Bae Hoon	Independent
Byeon Yang-ho	Independent	Yes	Byeon Yang-ho	Independent
Sung Jaeho	Independent	Yes	Sung Jaeho	Independent
Yoon Jaewon	Independent	Yes	Yoon Jaewon	Independent
Lee Yong Guk	Independent	Term remaining	Lee Yong Guk	Independent
Jin Hyun-duk	Independent	Yes	Jin Hyun-duk	Independent
Choi Kyong-rok	Independent	No	Kim Jo Seol*	Independent
Choi Jae Boong	Independent	Term remaining	Choi Jae Boong	Independent
Huh Yong-hak	Independent	Yes	Huh Yong-hak	Independent
Jin Ok-dong	Non-executive	Term remaining	Jin Ok-dong	Non-executive

* Newly nominated and recommended as Independent Director

Shinhan Financial Group Convocation Notice of the 21ˢᵗ Annual Meeting of Shareholders **15**



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Overview (Continued)

Skills and Qualifications of the Director Nominees

Name	Finance	Economics	Risk Management	Accounting	Business Management	Technology	International Business	Legal
Cho Yong-byoung	●				●			
Park Ansoon					●		●	
Byeon Yang-ho	●	●			●			
Sung Jaeho							●	●
Lee Yoon-jae	●	●			●			
Huh Yong-hak	●		●		●		●	
Yoon Jaewon				●	●			
Jin Hyun-duk					●		●	
Bae Hoon				●				●
Lee Yong Guk	●						●	●
Choi Jae Boong						●		
Kwak Su Keun				●	●			
Kim Jo Seol*		●					●	
Jin Ok-dong	●				●		●	

* Newly nominated and recommended as Independent Director

Definition of Skills and Qualification

Skills/Qualifications	Description
Finance	Understanding of financial market, reporting, and management strategies
Economics	Ability to interpret macro-economic trends and events
Business Management	Current or past leadership roles as top or senior executives
Accounting	Accounting expertise overseeing the integrity of financial reporting
Legal	Legislative experiences gained as policy practitioners and legal professionals, or from the academia and relevant associations
Technology	Experience with or oversight of information system, fin-tech, data privacy, and/or cyber security and their related risks
International Business	Experience in diverse geographic, political and regulatory environments
Risk Management	Skills and experience in assessment and management of business and financial risk factors



Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders 16

Proxy Summary > FY 2021 Financial Performance > **Election of Directors** > Audit Matters > Director Remuneration > Additional Information

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Mr. PARK Ansoon

01	Date of Birth	January 24, 1945
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG during the last 3 years	None
05	Term of Office	From March 2022 until FY2022 AGM (1 year)
06	Current Position	Chairman, Taisei Group Co., Ltd.
07	Independent Directorships	None
08	New Appointment	No (Director since March 23, 2017)
08-1	If incumbent, prior year BoD meeting attendance rate	100%
11	Education	B.A. in Philosophy, Waseda University
12	Main Work Experience	2010 - current Chairman, Taisei Group Co., Ltd. 2018 - current Chairman, the Korean Residents Union in Japan 2012 - 2018 Vice Chairman, the Korean Residents Union in Japan

Reasons for recommendation

Mr. Park is a successful Korean-Japanese entrepreneur and has been nominated to serve on the Board because of his almost 50 years' experience as an executive in property related businesses. Mr. Park gained his extensive experience in the field through his roles as a CEO of Taisei and other executive positions at the company.

During his term, Mr. Park stressed the importance of the independence of the Board, emphasizing the founding principle of Shinhan, which is based on segregation between professional management and ownership. He also expressed profound interest and enthusiasm for enhancing shareholder value, and provided constructive advice and opinion to the Company and management on this matter.

Even though the prolonged pandemic made it difficult to move between countries, Mr. Park attended all Board meetings through video conference, and other non face-to-face means. Furthermore, when making important decisions for the Group, he took the inconvenience of mandatory self-quarantine upon entry and exit to attend the board meeting in person. Based on his firm conviction and enthusiasm, he was evaluated for faithfully performing his duties as an independent director and is recommended for re-appointment.



Director Nominees



Key activities of the director nominee in 2021

Mr. Park attended all (100%) the Board meetings and Board sub-committee meetings held during 2021, and a total of 329 hours was devoted to reviewing agendas and attending meetings.

By reviewing various agenda items at the Board meetings and Board workshops held throughout the year, and conducting inquiries and close monitoring on various management issues and key business matters, Mr. Park fulfilled his assigned roles and responsibilities as a member of the Board. Some of the key opinions raised by, and topics and agenda items reviewed by Mr. Park include, but are not limited to, the following:

- review the adequacy of the Board composition and ways to improve the structure and operations of the Board's sub-committees;
- discussions on making improvements for the CEO succession plan;
- review the adequacy of the Group's management strategy in accordance with the macroeconomic outlook;
- comparative analysis of Shinhan's competitiveness (i.e. profitability) among domestic financial holding companies;
- inquiry on the progress of legal proceedings related to recruitment and on the stability of corporate governance;
- emphasis on the roles and responsibilities of Korean-Japanese independent directors at the Board;
- discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies);
- monitoring the progress and impact of customer investment products issue, and recommending reinforcement measures for Group subsidiaries;
- discussing the direction of the Group's digital transformation strategy;
- examining the Group's management succession candidates pool;
- analyzing stock prices and stimulus measures, preparing stock price stimulus policies and emphasizing communication with shareholders, discussions on quarterly dividend size and review on response from the market and financial authorities;
- review the adequacy of the Group's recovery and resolution plans (RRP); and,
- review plans for entering non-life insurance business.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Mr. BYEON Yang-ho

01	Date of Birth	July 30, 1954
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG during the last 3 years	None
05	Term of Office	From March 2022 until FY2022 AGM (1 year)
06	Current Position	Company Advisor, VIG Partners
07	Independent Directorships	None
08	New Appointment	No (Director since March 27, 2019)
08-1	If incumbent, prior year BoD meeting attendance rate	100%
11	Education	Ph.D. in Economics, Northern Illinois University
		M.A in Economics, Northern Illinois University
		B.A in International Trade, Seoul National University

12	Main Work Experience	2016 - current	Company Advisor, VIG Partners
		2011 - 2015	Non-Executive Director, TongYang Life Insurance
		2005	Founder of Korean 1st Private Equity Fund, Vogo Fund
		2004 - 2005	President, Korea Financial Intelligence Unit
		1995 - 2004	Director, Bureau of Financial Policy, Ministry of Finance and Economy
		1990 - 1992	Senior Economist, International Monetary Fund

Reasons for recommendation

Mr. Byeon's services as a former government official of the Korean Ministry of Finance and Economy, and independent director of TongYang Life Insurance has greatly contributed to adding value and bringing vision and insight on current dynamic economic trends and regulatory environment to the Board.

He also contributed in the long-term development of the Group by faithfully performing an advisory role to the management based on his ability to collect and analyze information acquired through his wide network that encompasses both public and private sectors, and by performing detailed analysis on the management's business strategies and their implementations. Mr. Byeon performed his duties with independence by prioritizing the interests of all stakeholders, including financial consumers.

During his term, Mr. Byeon was particularly enthusiastic on expressing opinions on the Company's digital transformation strategy and governance structure, which were the main tasks of Shinhan in 2021.
Based on his experience of improving domestic financial market systems in a series of restructuring and system reforms during the Asian Financial Crisis in 1997, Mr. Byeon greatly contributed to fortifying the Group's risk management policy, by, for instance, demanding a strengthened risk management on household loans amid the protracted COVID-19 situation.



Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders 19

Proxy Summary > FY 2021 Financial Performance > **Election of Directors** > Audit Matters > Director Remuneration > Additional Information

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



As he has faithfully performed his duties as an independent director, such as attending all the board meetings, as well as taking active participation in discussions and expressing opinions based on his expertise and insights, Mr. Byeon's re-appointment is recommended.

Key activities of the director nominee in 2021

Mr. Byeon attended all (100%) the Board meetings and Board sub-committee meetings held during 2021, and a total of 413 hours was devoted to reviewing agendas and attending meetings.

By reviewing various agenda items at the Board meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Mr. Byeon fulfilled his assigned roles and responsibilities as a member of the Board. Some of the key opinions raised by, and topics and agenda items reviewed by Mr. Byeon include, but are not limited to, the following:

- inquiry on the adequacy of the Company's shareholder return policy;
- discuss the direction of the Group digital transformation strategy and demand for bold investments in the digital sector;
- examination of major issues and business decisions in alignment with macroeconomic prospects;
- update on the progress of the hiring-related trial and governance stability check;
- monitor the progress and impact of customer investment products issue;
- demand strengthened internal control and compliance system for subsidiaries;
- discussions on making improvements for the CEO succession plan and examining the status of the Group's management succession candidates pool;
- inquiry on the integration plan for the Group's financial transaction app;
- review the adequacy of the Group's recovery and resolution plans;
- review plans for entering non-life insurance business;
- review on the root cause of the low valuation of the Company's shares, and demand ways for improvement;
- monitor the adequacy of the financial support limit for subsidiaries; and,
- discuss the details of the Group's management strategy for 2022.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Mr. SUNG Jaeho

01	Date of Birth	March 18, 1960
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG during the last 3 years	None
05	Term of Office	From March 2022 until FY2022 AGM (1 year)
06	Current Position	Professor, Sung Kyun Kwan University School of Law
07	Independent Directorships	None
08	New Appointment	No (Director since March 27, 2019)
08-1	If incumbent, prior year BoD meeting attendance rate	100%
11	Education	Ph.D. in Law, Sung Kyun Kwan University
		Masters in Law, Sung Kyun Kwan University
		Bachelor of Laws, Sung Kyun Kwan University
12	Main Work Experience	2009 - current Professor, Sung Kyun Kwan University School of Law
		2016 - current President, International Law Association (ILA) Korean Branch
		2009 - 2010 Director, Korean Society of International Economic Law

Reasons for recommendation

Mr. Sung is a legal expert with a career as a professor at Sung Kyun Kwan University. He served as a policy advisor of the Ministry of Unification in 2009 and the Ministry of Foreign Affairs and Trade in 2002. In addition, Mr. Sung served as an independent director at Shinhan Card (2015-2019) where his commitments and insights were widely acknowledged.

Based on his legal expertise and background, he maintained an objective perspective and greatly contributed to maintaining a sound and reasonable corporate governance system, and to the establishment of a transparent law-abiding business environment.

He has served as an effective legal advisor for the Company's business strategies, both large and small, as well as providing a legal advice on the establishment and revision of the company's overall major contractual matters and regulations. As a legal expert, he reviewed issues and presented logical views, contributing to the efficient operation of the Board of Directors.

In addition, with his experience as an independent director of Shinhan Card, a major subsidiary of the company, he has a deep understanding of the Group's vision, growth path, and corporate culture. Mr. Sung has also dedicated enough time and effort to thoroughly review the meeting agenda in advance, record one-hundred percent (100%) attendance at board meetings, as well as actively participate in engagements with investors. Through such activities, he highlighted the independence of the Board, and effectively communicated the Board's activities toward achieving excellence in business and ESG management.



Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders 21

Proxy Summary > FY 2021 Financial Performance > **Election of Directors** > Audit Matters > Director Remuneration > Additional Information

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



The Board believes Mr. Sung's legal expertise and valuable work ethics he showed during his term were priceless, and recommends his reappointment as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Key activities of the director nominee in 2021

Mr. Sung attended all (100%) the Board meetings and Board sub-committee meetings held during 2021, and a total of 460 hours was devoted to reviewing agendas and attending meetings.

By reviewing various agenda items at the Board meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Mr. Sung fulfilled his assigned roles and responsibilities as a member of the Board. Some of the key opinions raised by, and topics and agenda items reviewed by Mr. Sung include, but are not limited to, the following:

- emphasis on the role of the BOD and review of Board composition;
- review on the CEO succession plan and conducting succession candidates assessment through interviews;
- review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment;
- discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies);
- monitor the progress and impact of customer investment products issue and demand strengthened internal control and compliance system for subsidiaries;
- review the Company's quarterly and annual dividend payout;
- discuss the direction of the Group digital transformation strategy and demand for bold investments in the digital sector;
- review plans for entering non-life insurance business; and,
- discuss the details of the Group's management strategy for 2022.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Ms. YOON Jaewon

01	Date of Birth	August 29, 1970
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG during the last 3 years	None
05	Term of Office	From March 2022 until FY2022 AGM (1 year)
06	Current Position	Professor, College of Business Administration, Hongik University
07	Independent Directorships	None
08	New Appointment	No (Director since March 26, 2020)
08-1	If incumbent, prior year BoD meeting attendance rate	100%
11	Education	Ph.D. in Accounting, Korea University
12	Main Work Experience	2004 - current Professor, College of Business Administration, Hongik University
		2017 - current Member, Committee on Development Tax System, Ministry of Economy and Finance
		2017 - current Member, Committee on National Accounting policy, Ministry of Economy and Finance
		2013 - 2019 Non-executive Judge, Tax Tribunal

Reasons for recommendation

Ms. Yoon is an US certified public accountant, with a Ph.D. in accounting. She has extensive professional experience including serving as a council and a member for numerous Korea government authorities' committees, including the Ministry of Economy and Finance, Korea Custom Service, and National Tax Service.

As an expert in the field of accounting and taxation, Ms. Yoon contributed to strengthening the Group's internal control and accounting system, as well as take preemptive action in response to various accounting-related issues.

In particular, as the chair of the Audit Committee, Ms. Yoon requested a preemptive response to major issues concerning the Group and Group subsidiaries, and presented opinions from the point of view of shareholders and customers to the management. To enhance transparency, she actively communicated with external auditors and made incessant efforts to strengthen internal controls with an aim to protect financial consumers.

Ms. Yoon also sincerely promoted ESG by promptly identifying the latest global trends in relation to the Company's sustainability management, suggesting directions, tasks, challenging goals, and detailed action plans in line with global best practices.

Ms. Yoon's expertise and academic background in accounting have added great value to the Board during her term, and the Committee believes she will further contribute to best practices of the Board of Directors, and in turn, the development of the Company. The Committee thereby recommends her reappointment as an independent director.



Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders 23

Proxy Summary > FY 2021 Financial Performance > **Election of Directors** > Audit Matters > Director Remuneration > Additional Information

1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement

Director Nominees



Key activities of the director nominee in 2021

Ms. Yoon attended all (100%) the BOD meetings and Board sub-committee meetings held during 2021, and a total of 448 hours was devoted to reviewing agendas and attending meetings.

By reviewing various agenda items at the Board meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Ms. Yoon fulfilled her assigned roles and responsibilities as a member of the Board. Some of the key opinions raised by, and topics and agenda items reviewed by Ms. Yoon include, but are not limited to, the following:

- leading the review of quarterly financial account settlement results;
- review of Board composition and the Board's sub-committees;
- review the CEO succession plan and the performance of succession candidates;
- review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment;
- discussions for an effective stakeholder engagement;
- monitor the progress and impact of customer investment products issue and demand strengthened internal control and compliance system for subsidiaries;
- review the Company's quarterly and annual dividend payout and monitor the feedback from the market and the regulators;
- discuss the direction of the Group digital transformation strategy and demand for bold investments in the digital sector;
- review plans for entering non-life insurance business;
- review the adequacy of the Group's recovery and resolution plans; and,
- discuss the details of the Group's management strategy for 2022 and review changes in the Company's organizational structure.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Mr. LEE Yoon-jae

01	Date of Birth	November 3, 1950
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG during the last 3 years	None
05	Term of Office	From March 2022 until FY2022 AGM (1 year)
06	Current Position	Retired CEO of KorEI
07	Independent Directorships	None
08	New Appointment	No (Director since March 27, 2019)
08-1	If incumbent, prior year BoD meeting attendance rate	100%
11	Education	AMP, Harvard Business School
		MBA, Stanford Graduate School of Business
		Bachelor of Laws, Seoul National University
12	Main Work Experience	2012 - 2016 Independent Director, Busan Bank
		2009 - 2014 Independent Director, LG
		2001 - 2010 Chief Executive Officer, KorEI
		1998 - 1999 Secretary of Chief Economist, Presidential office of Republic of Korea
		1996 - 1998 Secretary of General, Economic Planning Board

Reasons for recommendation

Mr. Lee has served on the boards of many renowned Korean enterprises, such as CJ Freshway, Busan Bank, LG, KT&G, Samsung Fire & Marine Insurance and S-Oil. Going further back, he has a long career as working for government institutions related to finance. Through his directorships across various industries such as banking, insurance, and energy, as well as his profession working for the government, he acquired profound understanding of Korean economy, regulatory evolvement, and business environment across various industrial sectors.

Based on his balanced professional experience working in both the public and private sectors, Mr. Lee contributed to the development of the Group by presenting non-biased opinions and a wide spectrum of ideas and insights.

Mr. Lee has also demonstrated the highest level of ethical awareness, and presented a clear philosophy and vision as the chairman of the Board. During this term, he emphasized the social role of finance and encouraged open communication between directors so that the Board could operate more efficiently.

Considering his performance during his term, the Board believes that his leadership, work ethics, and profound knowledge in both banking and non-banking sectors have benefited the Group greatly. The committee nominates and recommends Mr. Lee as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.



Director Nominees



Key activities of the director nominee in 2021

Mr. Lee attended all (100%) the BOD meetings and Board sub-committee meetings held during 2021, and a total of 440 hours was devoted to reviewing agendas and attending meetings.

By reviewing various agenda items at the Board meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Mr. Lee fulfilled his assigned roles and responsibilities as a member of the Board. Some of the key opinions raised by, and topics and agenda items reviewed by Mr. Lee include, but are not limited to, the following:

- review of the Group's financial stability amid prolonged COVID-19 situation;
- inquiry on the adequacy of independent director remuneration;
- review the Group's management strategy in line with macroeconomic outlook;
- review the Board operation and composition, as well as the Board's sub-committees;
- review the CEO succession plan and the performance of succession candidates;
- review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment;
- discussions for an effective stakeholder engagement;
- monitor the progress and impact of customer investment products issue and demand strengthened internal control and compliance system for subsidiaries;
- review the Company's quarterly and annual dividend payout and monitor the feedback from the market and the regulators;
- discuss the direction of the Group digital transformation strategy and demand for bold investments in the digital sector;
- review plans for entering non-life insurance business;
- review the appointment process and rationale of the Group's executives; and,
- discuss the details of the Group's management strategy for 2022 and review changes in the Company's organizational structure.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Mr. JIN Hyun-duk

01	Date of Birth	September 10, 1955
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG during the last 3 years	None
05	Term of Office	From March 2022 until FY2022 AGM (1 year)
06	Current Position	CEO, PHOEDRA Co., Ltd.
07	Independent Directorships	None
08	New Appointment	No (Director since March 26, 2020)
08-1	If incumbent, prior year BoD meeting attendance rate	100%
11	Education	MBA, Keio Business School
12	Main Work Experience	1988 - current CEO, PHOEDRA Co., Ltd.
		2017 - current Councilor, The Korea Educational Foundation
		2014 - current Visiting professor, Business administration, Sakushin-gakuin University, Japan
		2014 - current Visiting professor, Engineering, Utsunomiya University, Graduate School, Japan

Reasons for recommendation

Mr. Jin is a successful entrepreneur in Japan and has more than 30 years' experience in retail, F&B, and leisure projects. This includes the CEO role of PHOEDRA. He was previously a professor at two different universities where he taught business administration and engineering, demonstrating his depth of knowledge in the field. During his term, the Board benefited from his strong leadership, proven integrity and sound judgement. Based on his experience as a professor of business administration, he has shared with the Board the latest management best practices of global corporates in relation to the Group's major agendas.

Mr. Jin, in particular, emphasized the role of future-oriented finance that breaks the limits and boundaries of the existing financial industry, therefore promoting sustainable management based on a solid corporate management philosophy rather than being immersed in short-term profits and goals. As a supporter of providing bold support to achieve new and challenging business ideas, he also contributed to the strategic decision-making of the Board.

Mr. Jin has demonstrated strong sense of vocation, especially for enhancing individual and corporate social responsibility. Accordingly, he has performed his duties fairly and objectively for the common benefit of various stakeholders, and not of specific interest groups.

Despite many difficulties in attending meetings this year due to pandemic-related restrictions on movement between countries, Mr. Jin attended all Board meetings through video and audio conferences, and performed his duties as an independent director with excellence. As he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company, the Committee nominates and recommends the reappointment of Mr. Jin as an independent director.



| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Key activities of the director nominee in 2021

Mr. Jin attended all (100%) the BOD meetings and Board sub-committee meetings held during 2021, and a total of 311 hours was devoted to reviewing agendas and attending meetings.

By reviewing various agenda items at the Board meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Mr. Jin fulfilled his assigned roles and responsibilities as a member of the Board. Some of the key opinions raised by, and topics and agenda items reviewed by Mr. Jin include, but are not limited to, the following:

- review the Board operation and composition, as well as the Board's sub-committees;
- review the integration plan of the Group digital platform for financial transactions;
- review the CEO succession plan and improvements on the contingency plan;
- review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment;
- monitor the progress and impact of customer investment products issue and demand strengthened internal control for subsidiaries;
- review the Company's quarterly and annual dividend payout and monitor the feedback from the market and the regulators;
- discuss the direction of the Group digital transformation strategy and demand for bold investments in the digital sector;
- review plans for entering non-life insurance business; and,
- discuss the details of the Group's management strategy for 2022 and review changes in the Company's organizational structure.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Mr. HUH Yong-hak

01	Date of Birth	September 10, 1958
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG during the last 3 years	None
05	Term of Office	From March 2022 until FY2022 AGM (1 year)
06	Current Position	CEO, First Bridge Strategy Ltd.
07	Independent Directorships	None
08	New Appointment	No (Director since March 27, 2019)
08-1	If incumbent, prior year BoD meeting attendance rate	100%
11	Education	Master of International Affairs, Columbia University
		B.A in Political Science, Korea University

12	Main Work Experience	2015 - current — CEO, First Bridge Strategy Ltd.
		2008 - 2014 — CIO of Alternative Investment, Hong Kong Monetary Authority
		2004 - 2008 — Executive Director of Asia Investment Banking Division, HSBC
		2003 - 2004 — Managing Director, Olympus Capital Investment
		1985 – 2003 — Executive Director of Asia M&A Division, JP Morgan

Reasons for recommendation

Mr. Huh is a proven financial expert with an established record as an investment professional backed by vast experiences in global investment banking. He is an avid believer of establishing transparent and trustworthy societal structure through a consistent and reliable financial policy. As the company is focusing on strengthening capital market capabilities and investment banking fields, Mr. Huh has brought and will continue to bring an extensive knowledge of global capital markets, decades of investment experiences and risk management expertise to the Board.

Mr. Huh has also actively performed an advisory role to the management by suggesting strategic directions for the Group's digital, alternative investment business, and capital market revitalization. He frequently communicated with the management of subsidiaries to discuss strategic decisions, and also provided constructive opinions on the Group's human resources (HR) management direction.

Despite many difficulties in attending meetings this year due to inter-state movement restrictions and strengthened quarantine requirements induced by the pandemic, Mr. Huh attended all Board meetings both in person and through video and audio conferences, and performed his duties as an independent director with excellence. He also actively took part in meetings with shareholders, and enthusiastically communicated to the market about the decisions made by and actions taken by the Board, as well as the sharing with the Board the candid opinions and suggestions from shareholders.

As he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company, the Committee nominates and recommends the reappointment of Mr. Huh as an independent director.



Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders 29

Proxy Summary > FY 2021 Financial Performance > **Election of Directors** > Audit Matters > Director Remuneration > Additional Information

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees



Key activities of the director nominee in 2021

Mr. Huh attended all (100%) the BOD meetings and Board sub-committee meetings held during 2021, and a total of 435 hours was devoted to reviewing agendas and attending meetings.

By reviewing various agenda items at the Board meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Mr. Huh fulfilled his assigned roles and responsibilities as a member of the Board. Some of the key opinions raised by, and topics and agenda items reviewed by Mr. Huh include, but are not limited to, the following:

- review the business decision-making process;
- review the Board operation and composition, as well as the Board's sub-committees;
- inquiry on the integration plan of the Group digital platform for financial transactions;
- review the CEO succession plan and improvements on the contingency plan;
- discussions for an effective stakeholder engagement;
- review the Group's management strategy in line with macroeconomic outlook;
- review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment;
- monitor the progress and impact of customer investment products issue and demand strengthened internal control for subsidiaries;
- review the Company's quarterly and annual dividend payout and monitor the feedback from the market and the regulators;
- discuss the direction of the Group digital transformation strategy and investments in the digital sector; and,
- discuss the details of the Group's management strategy for 2022 and review changes in the Company's organizational structure.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Director Nominees** | 3. Board Governance | 4. Board Oversight | 5. Board Engagement |

Director Nominees (New Appointment)



Ms. KIM Jo Seol

01	Date of Birth	December 5, 1957
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG during the last 3 years	None
05	Term of Office	From March 2022 until FY2023 AGM (2 years)
06	Current Position	Professor, Department of Economics, Osaka University of Commerce
07	Independent Directorships	None
08	New Appointment	Yes
08-1	If incumbent, prior year BoD meeting attendance rate	N/A
11	Education	Ph.D. in Economics, Osaka City University
12	Main Work Experience	2017 - 2019 Advisory member of the Presidential Advisory Committee for the Peaceful Unification Advisory Council
		2020 - current Professor, Department of Economics, Osaka University of Commerce
		2021- current Executive Director and Vice-chairman of the Association of North-east Asian

Reasons for recommendation

Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and a female economist with a high awareness of Northeast Asian economics. In addition, she has excellent research achievements on individual human rights and social welfare, such as her own experience of serving as an advisory member of the Presidential Advisory Committee for the Peaceful Unification Advisory Council in Korea. Ms. Kim has sufficient knowledge and expertise in the economic field of East Asia.

Based on her experiences, Ms. Kim will present professional opinions on the significant management decision-making process as the Board of Directors and faithfully carry out the monitoring and supervision of the management based on their expertise and independence. In addition, it is judged that all criteria for the effectiveness of management advice, including the diversity of the composition of the board of directors, suitability with Shinhan Financial Group, and the effectiveness of management advice, are all deemed appropriate. As a result of the candidate's reputation inquiry, it was confirmed that Ms.Kim is very logical and cool and has a flexible mind that is not biased toward a specific country or affiliation, emphasizing multicultural coexistence.

Therefore, it is expected that Ms. Kim will perform effective management advisory in establishing the group's ESG strategy by harmonizing academia and various practical experiences in society, contributing to the protection of financial consumers, and contributing to the development of the group in the future.



Shinhan Financial Group Board Composition

1. Board Composition

The Board consists of three (3) to fifteen (15) directors in accordance with Article 36 of the Company's Articles of Incorporation and Article 5 of the Board of Directors' Regulation. The reason for defining the minimum number of three (3) directors reflects Article 383 Clause 1 of the Commercial Act and limiting it to maximum of fifteen (15) directors is for the efficiency of the decision-making process.

The Board, as the highest decision-making body of the Company, oversees the management and the stewardship of subsidiaries in each financial sector and maintains sufficient size within the scope prescribed by the regulations to strengthen its professional decision making. Since the founding date of September 2001, the Board has maintained at least 12 and a maximum of 15 directors, with independent directors consisting of at least 8 members, commanding a majority.

As of the end of 2021, the Board consists of 14 directors (1 executive, 1 non-executive, and 12 independent directors), and the proportion of independent directors among the Board is 86%.

2. Qualification Requirement for the Board

The Board stipulates qualifications of directors in compliance with both external and internal regulations, and directors must meet all the qualifications thereafter through their tenure.

(1) Qualification Requirements Pursuant to External Regulations
    1) Act on Corporate Governance of Financial Companies
        a) Article 5 Clause 1 (Qualification Requirements for Executives)
        b) Article 6 Clause 1 (Qualification Requirements for Independent Directors)

    2) Enforcement Decree of the Act on Corporate Governance of Financial Companies
        a) Article 7 (Qualification Requirements for Executives)
        b) Article 8 (Qualification Requirements for Independent Directors)

    3) Commercial Act
        a) Article 382 Clause 3 (Appointment of Directors, Relationship with the Company, and Independent Directors)
        b) Article 542.8 Clause 2 (Appointment of Outside Directors)

(2) Qualification Requirements Pursuant to Internal Regulations
    ① Executive director (CEO)
        CEO, the executive director, must be under 67 years of age at the time of appointment.
        Should the CEO over 67 years of age be reappointed, the term of office must not exceed 70 years of age. (Article 7 of the Internal Code of CEO Candidate Recommendation Committee)
        The candidate for CEO who shares the Company's vision with morality, drives to promote Shinhan values with business expertise and organizational management capabilities, and strives for public interest and sound management shall be recommended. (Article 9 Clause 2 of the Internal Code of CEO Candidate Recommendation Committee)
    ② Non-executive director
        Should the candidate for non-executive director accept any loan transactions from the Company or any subsidiary of the Company, the credit review committee of the subsidiaries and others is required to verify the appropriateness thereof. Non-executive directors who do not concurrently serve as full-time employees of the Company are required to meet the qualifications equivalent to those of independent directors. Only under strict deliberation of the Board, candidates who are recommended by those who hold equity relationship through partnership or inter-shareholder agreement shall be appointed. (Article 10 Clause 3 of the Board Management Committee Regulation)
        □ To strengthen the recommendation process of candidates for non-executive directors, the articles of incorporation and bylaws were amended on March 25, 2021. Thereby the Board Steering Committee was abolished, and the authority was transferred to the Board.
    ③ Independent director
        Both positive and negative requirements are reflected in the articles of incorporation and Internal Code of Corporate Governance:
        (Negative requirements) The director must not be an independent director of any other company except for subsidiaries of the Company; and,
        (Positive requirements) The director shall have profound expertise, fairness with ethical and fiduciary responsibility.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | 2. Director Nominees | **3. Board Governance** | 4. Board Oversight | 5. Board Engagement |

Shinhan Financial Group Board Composition (Continued)

3. Board Independence

Pursuant to Article 6 (Qualification Requirements for Independent Directors) of the Act on Corporate Governance of Financial Companies and Article 8 (Qualification Requirements for Independent Directors) of the Enforcement Decree of the same Act, the Company appoints independent directors who meet board independence criteria. The Company has also stipulated its own Guidelines for Board Independence. Please refer to page 74 for detailed information.

(1) Mandatory appointment of the Chair of the Board amongst independent directors

To enhance board independence and to strengthen sound checks on management, apart from the laws and regulations, the Chair of the Board has been appointed among independent directors since March 2010. Lee Yoon-jae, an independent director, holds the post as of December 31, 2021.

(2) Reinforcement of the Board independence in relation with governance management

To strengthen the independence of recommendation for directors and audit committee candidates, Independent Director and Audit Committee Member Recommendation Committee consists only of independent directors. As of December 31, 2021, the Committes comprise 5 members of independent directors: the Chair Huh Yong-hak, Yoon Jaewon, Lee Yong Guk, Choi Kyong-rok, and Choi Jae Boong.

(3) Distribution of authority to recommend executive candidates

Regarding the recommendation of executive candidates, the Company runs CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary Management Committee. The Company also seeks to avoid any overlap in the members of these committees to prevent concentration of the power to recommend executive candidates to specific few.

4. Board Diversity and Expertise

The Internal Code of Corporate Governance of the Company specifies the "Principle of Diversity" in the composition of the Board. These principles are to prevent the Board from advocating specific interests, thereby realizing diversity and expertise of corporate governance.

In its actual operations, the Board consists of members with diverse expertise and such composition prevents specific backgrounds or job categories being over-represented. The composition of the Board covers 6 areas (finance, business management, economics, legal, accounting and technology) mentioned in the Act on Corporate Governance of Financial Companies. In connection with the Company's business strategy, the Board additionally appoints an independent director with expertise in global business.

Considering financial holding companies' characteristics, which cover all sectors of the financial industry, the Company endeavors to elect independent directors with expertise across multiple areas.

The fifth Independent Director Candidate Recommendation Committee held on August 23, 2019, stipulated that the number of independent directors and their specialized fields be determined through board deliberation for a transparent and independent governance structure. Independent Director Recommendation Committee prescribed every independent director be recommended from the regularly managed candidate list(Long List), and the Board composition be diversified in nationality, gender, age, experience, background, and in harmony with incumbent directors. It also emphasized on conformance with the values of Shinhan FG in terms of selecting of a candidate who contributes to corporate growth by sharing the Company's vision and culture, and appliance of strategic effectiveness to secure competitive edge amid paradigm shifts across various fields.

The Board involves one female director, Yoon Jaewon, and we are dedicated to increasing female representation over the years to operate the Board based on diversified perspectives. Currently, we are maintaining a proportion of director candidate pool with female candidates by at least 20%. As of the end of 2021, the female representation in our pool of candidates is 37% (49 females among 131 candidates).



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | 2. Director Nominees | **3. Board Governance** | 4. Board Oversight | 5. Board Engagement |

Board Composition (after the 21st Annual General Meeting of Shareholders)

NO.	Director	Independence	Gender	Key Expertise	Director since	Standing for (Re) election (March 2022)	Term Expires in
1	Cho Yong-byoung	Executive	M	**Finance**, Business Mgt.	March 2017	–	March 2023
2	Lee Yoon-jae	Independent	M	**Economics**, Finance, Business Mgt.	March 2019	●	March 2023
3	Kwak Su Keun	Independent	M	**Accounting**, Business Mgt.	March 2021	–	March 2023
4	KIM Jo Seol	Independent	F	**Economics**, Int'l Business	March 2022	●	March 2024
5	Park Ansoon	Independent	M	**Business Mgt.**, Int'l Business	March 2017	●	March 2023
6	Bae Hoon	Independent	M	**Legal**, Accounting, Business Mgt., Int'l Business	March 2021	–	March 2023
7	Byeon Yang-ho	Independent	M	**Finance**, Business Mgt., Economics	March 2019	●	March 2023
8	Sung Jaeho	Independent	M	**Legal**, Int'l Business	March 2019	●	March 2023
9	Yoon Jaewon	Independent	F	**Accounting**, Business Mgt.	March 2020	●	March 2023
10	Lee Yong Guk	Independent	M	**Legal**, Int'l Business	March 2021	–	March 2023
11	Jin Hyun-duk	Independent	M	**Business Mgt.**, Int'l Business	March 2020	●	March 2023
12	Choi Jae Boong	Independent	M	**Tech.**	March 2021	–	March 2023
13	Huh Yong-hak	Independent	M	**Int'l Business**, Finance, Business Mgt.	March 2019	●	March 2023
14	Jin Ok-dong	Non-executive	M	**Finance**, Business Mgt., Int'l Business	March 2019	–	March 2023

＊ Director's main expertise is in bold and underlined.



Board Sub-Committee Structure

1. Establishment of Sub-committees

The Company has established sub-committees under the Board to enhance efficiency and expertise and to distribute authority to recommend executive candidates.

As of end of FY2021, the Board consists of seven sub-committees: the CEO Recommendation Committee, Risk Management Committee, Remuneration Committee, Audit Committee, Independent Director and Audit Committee Member Recommendation Committee, ESG Strategy Committee, and Subsidiary Management Committee. Among which CEO Recommendation Committee, Risk Management Committee, Remuneration Committee, Audit Committee, Independent Director and Audit Committee Member Recommendation Committee are mandated by relevant regulations such as the Financial Companies Governance Act, whereas ESG Strategy Committee and Subsidiary Management Committee were voluntarily established by the Board to reinforce expertise, independence, and efficiency.

The composition of Board Sub-committees is also operated mainly by independent directors. Independent directors make up the majority of All committees except for Subsidiary Management Committee, and all are chaired by independent directors.

2. Dispersion of Authority to Recommend Candidates for Executives

Regarding the recommendation of executive candidates, the Company runs CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary Management Committee. The Act on Corporate Governance of Financial Companies, which took effect on August 1, 2016, mandates the establishment of such recommendation committee (for independent directors, CEO, representative executives, and audit committee members), while the Company had subdivided the recommendation authority prior to the enactment and operated sub-committees ever since.

With amendments to the articles of incorporation and internal policies on March 25, 2021, the Company integrated Independent Director Recommendation Committee with Audit Committee Member Recommendation Committee to define recommendation authority, and abolished the Board Steering Committee, transferring its authority to the Board itself to strengthen recommendation process of candidates for non-executive directors.

Moreover, Subsidiary Management Committee has been incorporated into the Board and in operation for the independence and transparency of the recommendation of candidates for the CEO of subsidiaries,
The Company also seeks to assign independent directors separately to avoid overlaps to prevent concentration of the power to recommend executive candidates to specific few.



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | 2. Director Nominees | **3. Board Governance** | 4. Board Oversight | 5. Board Engagement |

Board Sub-Committee Structure (as of end of Dec. 2021)

There are currently seven Committees that serve under the Board:

Board of Directors	
BOD Sub-Committees	**Main Roles and Responsibilities**
CEO Recommendation Committee **Sung Jaeho (Chair)** Byeon Yang-ho, Lee Yoon-jae, Jin Hyun-duk, Choi Kyong-rok, Huh Yong-hak	CEO candidate recommendations - establishing and reviewing management succession plan and its operation
Risk management Committee **Byeon Yang-ho (Chair)** Lee Yong Guk, Choi Jae Boong, Huh Yong-hak	- oversee comprehensive risk management - monitor overall risk exposure and review risk policies and risk limits - review risk-based capital allocations
Remuneration Committee **Lee Yong Guk (Chair)** Bae Hoon, Byeon Yang-ho, Sung Jaeho	- review and approve the management's evaluation and compensation programs
Audit Committee **Yoon Jaewon (Chair)** Kwak Su Keun, Sung Jaeho, Lee Yoon-jae	- oversee financial reporting and approve the appointment of audit-related officers - review financial information, audit reports, key financial statements, and administration of the Board's financial affairs
Ind. Director & Audit Com. Member Recommendation Committee **Huh Yong-hak (Chair)** Yoon Jaewon, Lee Yong Guk, Choi Kyong-rok, Choi Jae Boong	- recommend independent director candidates and audit committee member candidates; and manage the independent director candidate pool - establish, review, and supplement the guide fore recommending independent directors and audit committee members
ESG Strategy Committee **Kwak Su Keun (Chair)** Yoon Jaewon, Lee Yoon-jae, Choi Jae Boong, *Cho Yong-byoung**	- set direction for the Group's ESG management - establish, revise, and abolish norms and policies related to climate change, sustainable management, and socially responsible management
Subsidiary Management Committee ***Cho Yong-byoung* (Chair)*** Kwak Su Keun, Park Ansoon, Byeon Yang-ho, Sung Jaeho	- support the Board in the management succession of subsidiaries' CEOs - set the qualifications of subsidiaries' CEOs - recommend, manage, and verify the qualifications of subsidiaries' CEO candidates

* Non-Independent Director in italics

Each Committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders   **36**



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | 2. Director Nominees | **3. Board Governance** | 4. Board Oversight | 5. Board Engagement |

Nomination Process for Independent Directors

1. Internal Regulations regarding the Recommendation Process of Candidates for Independent Directors

For a fair and transparent procedure, the Company specifies the recommendation process of candidates for independent directors both in the Internal Code of Corporate Governance and the Independent Director and Audit Committee Member Recommendation Committee Regulation. The process of recommendation of candidates for independent directors in accordance with above regulation is as follows.

☐ **The recommendation process of candidates for independent directors.(Article 10 of the Independent Director and Audit Committee Member Recommendation Committee Regulation)**

(1) Recommend those befitting or serving interests of the Company, shareholders, etc. as independent director candidates in a fair and transparent process.

(2) After fair verification of whether a preliminary candidate for independent director meets the qualifications under applicable laws and internal codes, he/she is recommended as a candidate.

(3) When the candidate for independent director aims for reelection, the evaluation process to prove strong performance is necessary. Therefore, evaluation report of the independent director and analysis of Independent Director and Audit Committee Member Recommendation Committee should be attached to the recommendation letter.

(4) The Company may utilize recommendations from outside the Company, such as shareholders, stakeholders, and external consulting institutions as much as possible if deemed necessary.

(5) From among those verified to meet the foregoing, finalize those selected by Independent Director and Audit Committee Member Recommendation Committee as independent director candidates, and recommend those to the general meeting of shareholders.

(6) When recommending independent director candidates, the Company announces the following before giving notice for convocation of the general meeting of shareholders, and states in such notice the fact of disclosure, method of checking the content of disclosure, etc.

① Overview of the procedure for recommending independent director candidates

② Names and career summaries of the members of the Independent Director and Audit Committee Member Recommendation Committee

③ Relationship between each independent director candidate and his/her recommender

④ Relationship between each independent director candidate and the Company, subsidiaries, and their executives and major shareholders

⑤ Whether qualifications under applicable laws and Article 20 of the Internal Code of Corporate Governance are met, and the grounds of such determination

⑥ Reasons for recommending the candidates for independent director

⑦ Career of the independent director candidates

⑧ Other matters deemed necessary by the Board as necessary in connection with recommending the independent director candidate

2. The Nomination Process

The Company operates systematic process for selecting candidates for independent directors based on internal codes. The Company takes a four-step process when electing new independent directors: 1) prepare a long list of candidates, 2) prepare a short list of candidates, 3) make preliminary recommendations, 4) recommendation of final candidates.

In terms of operation, the transparency of the entire process for selecting independent directors is first secured. For strengthening the verification of the independent director candidates that have expertise and independence, the inquiry on reputation by the outside advisory agency is carried out for all candidates (long list) to prepare the verification data in advance, and in consideration of personnel of independent directors subject to replace and core principle in diversity for the BOD to resolve the matters related to BOD composition and the Independent Director and Audit Committee Member Recommendation Committee selects the expertise field and number of independent directors to be newly selected to meet the BOD resolution through the matrix verification.

Afterwards, members of Independent Director and Audit Committee Member Recommendation Committee evaluate whether candidates meet qualifications for independent directors in terms of professionalism, job fairness, ethical responsibility, and fidelity through anonymous voting. The short list is selected from at least 3 times to 5 times the number of minimum number of final candidates through multiple votes with animosity or by committee discussions and calls.

Then, by implementing the additional reputation inquiry of the separate outside advisory agency, not the outside advisory agency for the long list reputation inquiry for the subject of short list, the conformity of the principle to select independent directors and qualification based on the close verification data to verify in depth, and the candidates are selected through the order of most voting through secret voting or through discussion and call between the members. When the final candidate is selected, he/she will be elected in the general meeting of shareholders as an independent director.



| 1. Overview | 2. Director Nominees | **3. Board Governance** | 4. Board Oversight | 5. Board Engagement |

Director Evaluation

1. Director Evaluation

The Company's independent directors have a 2-year initial term of office and 1-year terms of office thereafter. Recommendations for independent director candidates for re-election reflect the result of annual independent director evaluations (Article 24, Paragraph 4 of the Internal Code of Corporate Governance, Article 10, Paragraphs 3 and 7 of the Independent Director and Audit Committee Member Recommendation Committee Regulation).

Currently, the Board conducts internal evaluation based on the evaluation method resolved by the Board and contracts a third-party firm to handle evaluation to ensure fairness in the evaluation and anonymity of the evaluator. The 2nd temporary meeting of the Board of 2015 (February 24, 2015) revised various regulations related to corporate governance, thus laying the foundation for seeking a specialized outside institution's assessment of the criteria for internal evaluation of independent directors and introducing external evaluation of independent directors as specified in the Model Corporate Governance.

All twelve (12) independent directors were evaluated to have demonstrated an excellent level of performance and have shown commitment to their roles as independent directors during FY2021. Seven (7) candidates Park Ansoon, Byeon Yang-ho, Sung Jaeho, Yoon Jaewon, Lee Yoon-jae, Jin Hyun-duk, and Huh Yong-hak were recommended for re-election.

Director Evaluation Snapshot

Purpose of evaluation	- To be used as a reference for improvement in BOD operation and for (dis)recommending reelection of director(s)
Evaluation period	- Evaluation for the activities done in a fiscal year is conducted at the beginning of the following year
Criteria of evaluation	- The Board operation : meeting hours, proposed meeting agendas, frequency of the Board meeting, and the level of disclosures available for the Board to review. - Role and responsibilities of the Board : The Board's performance in serving all its authorities listed in the Internal Code of Corporate Governance
Evaluators (Weight in final results)	- 30% Self-evaluation (evaluation by the evaluatee) - 60% Evaluation by the Board (evaluation by all independent directors other than the evaluate) - 10% Evaluation by employees
Evaluation Method	- 5-point scale survey evaluation - Surveys conducted through mail
Device for enhancing objectivity in evaluation	- a third-party firm is contracted to handle the entire process of independent director evaluation



Proxy Summary > FY 2021 Financial Performance > **Election of Directors** > Audit Matters > Director Remuneration > Additional Information

Overview

Strengthened Board oversight to enhance long-term shareholder value

The Board, as highest standing decision-making body of the Group, is granted the authorities to appoint and dismiss CEO (executive director) to put in place sound checks and balances on the management. The Board continues to pursue sustainable development of the Company alongside with enhancement of long-term shareholder value.

1. Efforts to enhance shareholder value

Shinhan Financial Group's Board is constantly striving for the sustainable development of the Company and enhancement of shareholder value through active and in-depth discussions on major management issues. In 2021, the Board held a total of 13 meetings and reviewed 113 agenda, of which 27 required resolutions and 86 needed to be reviewed. Moreover, the Board operates 7 sub-committees to enhance the level of efficiency and expertise at the Board level. These sub-committees held 49 meetings in 2021 and reviewed 156 agenda items, including 68 items for resolutions and 88 items for review and deliberation.

All 14 members of the Board has actively participated in all Board meetings, recording 100% attendance rate for 2021. The Board further made efforts to encourage Board engagement by, for instance, establishing independent director-only sessions. The session held in May 2021, which was solely for the independent directors, did provide a venue for open and active discussions on wide range of topics.

2. Key performances of the Board in 2021

In FY 2021, the Board has made key decisions regarding environmental, social, and governance matters on behalf of shareholders, including preemptive measures to take action against climate change, attempts to secure diversity, active responses to investment product issues, and enhancing the stability of corporate governance.

In this light, the Board of Shinhan FG will continue to proactively endeavor for further enhancement of shareholder value and sustainable growth of the Company.



BOD Oversight

Enhancing Shareholder Value

- BOD meeting attendance rate : 100%
- No. of BOD meeting : 13 (reviewed 113 agendas) No. of sub-committees : 49 (reviewed 156 agendas)
- Independent director-only meeting : to encourage in-depth discussions between independent directors

(E) Responding to Climate Change

- Zero Carbon Drive

(S) Diversity

- Established the 『Principle of Diversity and Inclusion』.
- Promoting diversity within the Board
- Implementation of actual targets and programs to increase female leaders and the workforce in the Group.

(S & G) Board Response to Investment Product Incident

- Effort to restore the trust of customer & shareholder
- Developed measures to prevent recurrence of the incident

(G) Strong Governance

- Revamped succession planning



Proxy Summary > FY 2021 Financial Performance > **Election of Directors** > Audit Matters > Director Remuneration > Additional Information
| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Shinhan's Climate Initiative: Zero Carbon Drive

1. First amongst East Asian peers to declare net-zero ambitions

The Board incessantly emphasized on the financial provision for countermeasures in response to climate change at the ESG Strategy Committee. As a result, the eco-friendly strategy, "ECO Transformation 20·20" was resolved in 2018 and "Shinhan Financial Group's Principle of Response to Climate Change" in 2019.

In April 2020, ESG Strategy Committee reviewed global best practices on expanding green finance, and explored how some global financial institutions worked towards measuring and managing not just their own emissions, but also the CO2 emissions of their asset portfolio – financed emissions.

At ESG Strategy Committee in 2020, the Board set and approved the targets for reducing carbon emissions and expanding environmental-friendly finance to offset carbon emissions to ultimately reach net-zero under its own climate initiative, "Zero Carbon Drive", the first kind in East Asia.

2. Refining the roadmap toward carbon neutrality

Acknowledging that a bold initiative and an active promotion of net zero ambitions do not automatically translate into its implementation, Shinhan FG launched a project to quantify carbon emissions of the Group's financial assets, and to set quantitative mid-term targets to reach net-zero by 2050.

With adoption of methodology recommended by the Partnership for Carbon Accounting Financials (PCAF) to further advance its carbon emissions measurement models and Science Based Target initiative (SBTi) for target setting purposes, the Company managed to refine its reduction targets.

The figures have been set through avid discussions among CEOs and CSSOs of all subsidiaries and members of ESG Councils. Strategic tasks aligned with the net-zero roadmap was also identified for each subsidiary which were then reflected in management evaluation indicators for FY 2022. To this end, the Company also pledges to supply a total of KRW 30 trillion in green finance by 2030, in efforts to offset carbon emissions.





Carbon Emissions Reduction Target[1]

- 33.7% reduction by 2030, net-zero by 2050

Buildings | Power Generation | Aluminum | Cement | Iron & Steel | Paper & Pulp | Transportation | Chemical | Other Industries

(Unit: tCO2eq)

→ **SBTi SDA 2℃, 1.5℃ scenario based**

43,816,695
33.7% reduction by 2030
59.5% reduction by 2040
83.0% reduction by 2050
2020
2030
2040
2050

NOTE 1 Carbon emission reduction target for SFG's asset portfolio

Green Financing Target (Carbon Offset)

- Providing KRW 30 trillion in green financing by 2030 (cumulative from 2020)

Cumulative prior to the period | Loan | PF | Investment

Green Financing (Unit: KRW tn)

→ **Expand green financing**

- Setting performance targets linked to K-Taxonomy

→ **Find opportunities for green growth**

- Investment in new green tech (companies)
- Expansion of equity investment in renewable energy sector

2.0
4.2
6.6
9.2
11.9
14.8
17.6
20.6
23.6
26.7
30
Carbon Offset
7Wtn2
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

NOTE 2 The carbon offset target is the proportion of renewable energy PFs on solar/wind power, and the estimated amount of CO2 reduction levels are based on levels that can be achieved without any reduction efforts

Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders

40



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| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Building ESG leadership: Global ESG Initiatives

1. Expanding participation in ESG initiatives

Tackling ESG issues and achieving sustainable growth can be done not with a few ardent contributors, but through a concerted effort of companies and various other economic players around the globe.

With the Board's encouragement, the Company joined and took active participation in various global initiatives, most of which were the first to sign and implement in domestic financial industry, with other financial companies quickly following suit.

Membership in global ESG initiatives

● Mark indicates first to gain membership among domestic peers

●	**NZIA** (Net-Zero Insurance Alliance)	Oct. 2021
●	**NZAMI** (Net-Zero Asset Management Initiative)	Jul. 2021
●	**NZBA** (Net-Zero Banking Alliance)	Apr. 2021
●	**VBA** (Value Balancing Alliance)	Mar. 2021
	SBTi (Science Based Target initiative)	Nov. 2020
●	**PCAF** (Partnership for Carbon Accounting Financials)	Nov. 2020
●	**Equator Principles**	Sep. 2020
●	**UNEP FI PSI** (Principles for Sustainable Insurance)	Feb. 2020
●	**UNEP FI PRB** (Principles for Responsible Banking)	Sep. 2019
●	**TCFD** (Taskforce on Climate-related Financial Disclosure)	Sep. 2018
●	**UN Global Compact**	May. 2008
	UNEP FI (UN Environment Programme Finance Initiative)	Jan. 2008
	CDP (Carbon Disclosure Project)	Mar. 2007

2. ESG Performance of Shinhan FG

With the recent emphasis on the role of financial institutions with respect to ESG-related issues, both the private and the public sector around the globe are struggling to set global standards. The global ESG standard is still in the making, which indicates active participation is still viable in Asian countries, including Korea.

The Board has emphasized proactive communication and discussion on ESG, which allowed Shinhan FG to be elected as a representative of Asia-Pacific Banking of Global Steering Committee at UN Environment Programme Finance Initiative (UNEP FI).

Moreover, in December 2021, Cho Yong-byoung, CEO of the Company was elected to the Leadership Council, the highest council of UNEP FI and the official council with the UN, as an only representative in Asian region, enabling the promotion of ESG leadership within the region.

Upon acclamation of Zero Carbon Drive strategy resolved by the Board, the Company was invited to 'Finance Day', the official event at the 26th Conference of the Parties (COP 26) held in Glasgow, UK, in November 2021, as an only representative among private companies in Asian region, sharing views with renowned asset management companies such as BlackRock and APG, Dutch pension investment management, on the theme of 'low carbon transition in the financial area.'



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| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Shinhan's Commitment to Diversity and Inclusion

1. Strategy to promote Diversity

Diversity, a significant indicator of ESG, is recognized as a risk factor for sustainable development. An increasing number of global companies set forth diversity policies and make disclosures regarding diversity agendas, whereas, in the domestic market, the objective remains limited to singular promotion of diversity or merely to an anti-discrimination clause in the Declaration of Human Rights.

The Board has always been cognizant of the need for strong leadership in the social (S) sector as much as the Zero Carbon Drive in the environment (E) sector, thus establishing clear guidelines for diversity through thorough analysis of the current status of the Company. The analysis results showed the thirst for nondiscrimination policy, human diversity with supportive culture, and fostering policy for female leaders, and as a result, the Group set forth three (3) directions toward achieving ambitions for diversity.

First, "root out in-house discrimination", as a part of reforming any problematic system under the name of equality;
Second, "embed diversity in business", as a tool to break free from vertical organizational structure and produce renewed values through harmony of various members;
Third, "corporate responsibility", a mission to embrace the underprivileged with the stance of financial inclusion.

2. Commitment to Diversity and Inclusion

The Company has set forth and declared its 'Commitment of Diversity and Inclusion' to assert its goal and promote speedy implementation. This pledges to practice diversity and inclusion in employees, customers, and society to prohibit any kind of discrimination under 5 key premises. The declaration was carefully checked and specified by ESG Strategy Committee, and was resolved in August 2021, at the 3rd meeting and is disclosed in detail in the homepage of the Company.



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| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Promoting Board Diversity

1. Promoting Board Diversity

The Internal Code of Corporate Governance of the Company specifies the "Principle of Diversity" in the composition of the Board. These principles are to prevent the Board from advocating specific interests, thereby realizing diversity and expertise of corporate governance. Diversity is considered in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender and geography. (Section 1 Article 3 Clause 1 of the Internal Code of Corporate Governance of the Company)

In its actual operations, the Board consists of members with diverse expertise that help to drive the Company's strategy forward as the financial market and the competitive landscape continue to evolve. This also prevents specific backgrounds or job categories being over-represented.

The composition of the Board evenly covers six (6) areas (finance, business management, economy, legal, accounting and technology) mentioned in the Act on Corporate Governance of Financial Companies as expertise requirements. In connection with the Company's business strategy, the Board additionally appoints an independent director with expertise in global business.

Considering financial holding companies' characteristics, which cover a wide range of sectors within the financial industry, the Company endeavors to elect Independent Directors with expertise across multiple areas. The Company also considers diverse recommendation channels and perspectives regarding the Board's composition and the selection of Independent Director candidates, utilizing the Board Skill Matrix to assess such traits.

In December 2018, the Company introduced "Open Recruitment of Independent Directors", and in November 2019, the 6th Independent Director Recommendation Committee decided to strengthen the existing open recruitment, rendering it all-year-round to encourage participation. As a result, Jin Hyun-duk and Bae Hoon were appointed as independent directors through the open recruitment in 2020 and 2021, respectively.

In addition, Shinhan FG is dedicated to increasing the number of female independent directors and female representation over the years to operate the Board based on diversified perspectives. Currently, the Company is maintaining the proportion of its female independent director candidate pool by at least 20% of the long list, the proportion of which rose to 37% as of the end of FY2021.

Number of Female Independent Director Candidates

Division	# of female independent director candidates (A)	# of independent director candidates in total (B)	% of female independent director candidate (A÷B)
As of Dec 31, 2019	30 candidates	108	27.8%
As of Dec 31, 2020	29 candidates	117	24.8%
As of Dec 31, 2021	49 candidates	131	37.4%

Board Skills Matrix

Expertise	2019	2020	2021
Finance	5	5	3
Economics	1	1	1
Business Management	3	3	2
Accounting	1	1	2
Legal	1	1	3
Technology	1	1	2
Int'l Business	1	1	1
Total	13	13	14



| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Fostering Female Leaders

Fostering Female Leaders

Shinhan FG acknowledges the value of workplace diversity. This is why the Company has established its mid- to long-term roadmap to promote diversity in female talent.

With an aim to raise the female representation in senior positions, the Board resolved to set a challenging target for 2030 to have 15% and 25% of the Company's management and manager-level employees, respectively, represented by women.

Targets for Nurturing Female Leaders: Mid-Term Goal

Division	2018	2019	2020	2021	2030
Management*	5%	7%	7%	7%	15%
Manager level	8%	8%	9%	10%	25%

* Executives and division heads



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| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Fostering Female Leaders (Continued)

2. Female Leadership Program: SHeroes (Shinhan's "She" + "Heroes)

"SHeroes" is a program we have launched in 2017 to help our female talent grow their abilities and ambitions and help them to ascend to higher positions across the Group. The program encourages a long-term development of female talent by offering a wide range of training, mentoring, and networking opportunities. Since its launch, 187 female talent have graduated the program by 2021, and the Company continues to empower women and support their growth, development and advancement.

Based on the mid-term roadmap for fostering female talent, the Company hopes to foster women leaders by focusing on developing a "female-friendly" workplace environment. To this end, the Company encourages gender diversity in all areas of its human resources management, including recruitment, remuneration, and promotion. The Company is also dedicated to retaining its female talents by providing various employee benefits and programs that help employees to avoid career disruption due to pregnancy, childcare, or any other caring responsibilities.

In addition, the Company encourages its influential female leaders to share their story and wisdom to aspire and empower other women, and to reinforce an organizational culture that encourages the nurturing of female talents.



Mid-Term Roadmap for SHeroes

Strengthen Foundation
- Provide practical growth opportunities through a platform for nurturing female leaders

Sophisticate Implementation
- Expanding support for customized competency development
- Accelerate talent growth

Establish a Virtuous Cycle
- Strengthening the virtuous cycle system for fostering
- Expand the pool of female role models



| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

CEO Succession Plan

1. Improvement in the operation of CEO Recommendation Committee

In March 2021, the existing Board Steering and CEO Recommendation Committee was rebranded as CEO Recommendation Committee to focus on matters related to the Group's succession plan. The objectivity and fairness of the Group's succession procedure was also improved by mandating all independent directors to attend the meeting where the final candidates of CEO are determined.

2. Improvement in contingency succession plan

In March 2021, the Board revised applicable regulations to be prepared for any unforeseeable risk that may arise from a management gap, and to ensure a smooth and effective transition in the event of CEO's absence. The acting-CEO candidate pool has been expanded and the order of acting representatives was determined by business relativeness and suitability for prompt actions.

3. Reinforcement of training for CEO candidates

To reinforce the sustainability of its management, the Company has selected, upon approval by the Corporate Governance and CEO Recommendation Committee, a pool of CEO candidates and train them through various development programs.

The Corporate Governance and CEO Recommendation Committee periodically deliberates and evaluates the candidates' management performance and the result of the development programs, and then recommends the candidate for CEO based on the result of their assessment. The Company also newly instituted a process where candidates attend the Board to report and discuss pending issues to expand communication and, for the Board, the chance for thorough inspection of the candidates.

Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders   46



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1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement

Legal Proceedings against CEO

1. Update on Legal Proceedings

The CEO of Shinhan FG, Cho Yong-byoung, was prosecuted in October 2018 on charges of violation of the Equal Employment Act and influence-peddling at Shinhan Bank during his tenure as the president of Shinhan Bank from 2015 to 2016. In January 2020, the Seoul Eastern District Court acquitted him of all charges on violations of the Gender Equality of Employment Act but convicted him of influence-peddling for some of the hiring cases. Subsequently, **in November 2021, the Seoul High Court acquitted Mr. Cho from all charges against him.**

2. Matters Reviewed by the Board of Shinhan FG

The CEO nomination committee held four (4) meetings from November to December 2019 to finalize the long list and the short list of CEO candidates. At the Board meeting held in December 2019, the Board resolved to recommend Mr. Cho Yong-byoung as the CEO nominee of Shinhan FG.

In evaluating the candidates, the Board assessed that during his term, Mr. Cho had demonstrated 'insight, organizational management capability, and morality required of a CEO' through his 'accumulated experience and expertise', and proved 'his management capability by leading Shinhan into a leading domestic financial group with record operating results'. Based on these evaluations, the Board determined Mr. Cho to be the right person to lead Shinhan through the organizational changes required to face a new financial paradigm and to produce differentiated results by pioneering new business areas such as the global markets and digital sectors.

The incumbent Board concluded that neglecting such merits and disqualifying Mr. Cho as a CEO candidate solely on the basis of the prosecutor's indictment would be inappropriate, and that it would be desirable to monitor the progress of the legal case on appeal in the High Court, especially in light of similar court precedents.

Following the AGM in March 2021, the newly constituted Board of Directors continued in-depth discussions on the ongoing litigation at the Board meetings. The Board discussed negative suggestions made by certain proxy advisory agencies on the reappointment of Mr. Cho Yong-byoung as the CEO of Shinhan FG. The Board reviewed the matter in detail both from a procedural as well as factual perspective, and determined that Mr. Cho's reappointment as CEO would be reasonable and that the judgement of the High Court should be awaited.

At the regular Board meeting held on November 18 ahead of the judgement by the High Court, a decision was made to convene a Board meeting immediately after the High Court's judgement to discuss a counterplan, if deemed necessary. However, as the High Court acquitted Mr. Cho from all charges, a Board meeting became unnecessary. The Board reaffirmed that its response to this matter has been appropriate in light of the High Court's judgement, and that the concerns and uncertainties over the soundness of Shinhan FG's corporate governance has been finally resolved.

BOD discussions related to court appeal of Group CEO

Date	BOD Meetings (Regular / Ad-hoc)	Agenda
May 13, 2021	Regular	Status of litigation and the Board's response
Aug. 12, 2021	Ad-hoc	Report on status of litigation
Oct. 26, 2021	Ad-hoc	Report on status of litigation
Nov. 18, 2021	Regular	Report on status of litigation



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| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Investment Product Incident

1. Overview

Shinhan Bank ("SHB") and Shinhan Investment Corp ("SIC"), which are subsidiaries of Shinhan Financial Group, sold privately placed funds managed by Lime Asset Management ("Lime", "Lime AM"). Investors incurred losses stemming from large-scale suspension of redemption resulting from Lime AM's illegal and inappropriate fund management and several instances of mis-selling of the fund products. Immediately after the breakout of the incident, the Board of Directors received a report from the Company on the details of the incident and the anticipated losses. Through multiple discussions, the Board requested Group-level measures to prevent recurrence and strengthening of internal control. The Company implemented all the remediation measures requested by the Board. Going forward, the Board of Directors will continue to monitor remediation measures related to the sale of investment products, and will actively support Shinhan FG to restore the trust of customers and investors.

2. Actions taken by the Board and the Company

(1) Request for impact analysis on loss in corporate value

Immediately after the announcement by Lime AM to suspend redemption of its funds in October 2019, the Board of Shinhan FG requested SIC to report on its actions taken and expected losses from the incident. The matter was discussed at the Board meeting of Shinhan FG.

(2) Resignation of management

SIC's CEO and Shinhan Bank's Head of Wealth Management Division resigned in recognition of their responsibility for inadequate internal control resulting in harm to customers and failure to prevent employee misconduct in setting up the legal arrangement with Lime AM.

(3) Request for Group-level measures to protect financial consumers and prevent recurrence

Shinhan FG reported the incident to the independent directors immediately. The Board was briefed about the suspension in redemption of financial products sold by SHB and SIC. Ensuing discussions took place on measures that could be taken at the Group-level. The Board and the Audit Committee further examined the cause of the incident and undertook in-depth discussions on Group level measures that could be implemented to prevent recurrence. Promptly after being reported on the incident, the Board requested Group level measures to prevent recurrence. Furthermore, after a meeting convened only for independent directors, the independent directors discussed more specific preventive measures such as implementing a 'responsible financial product supply system', changing employee KPIs to be more customer-centric, and strengthening monitoring and internal controls. The Audit Committee reviewed the subsidiaries' volume of sales of those products where redemptions have been suspended and the respective response by the subsidiaries involved in such incidents. The Audit Committee discussed measures to prevent recurrence, such as organizational restructuring and modifications to internal control processes related to execution of swap transactions and reviewed the appropriateness of accounting treatment and treatment of expenses pertaining to such products.

(4) Reinforcement of internal control and establishment of customer-centric Group strategy

Without delay, the Group CEO ordered specific measures to prevent recurrence of similar incidents. At the Group management meeting held in November 2019, the CEO demanded stronger monitoring capabilities to be implemented by building a dashboard for customer investments sold by subsidiaries, and a deep-dive into issues that can arise from the customers' perspective including identification of areas with potential for mis-selling and ways to ensure consumer protection more broadly. In December 2019, the CEO requested proactive management of potential risk areas that may cause loss to customers and to set conduct risk as the highest priority area of review by the Group in its mid-term business strategy requiring the review of all risk factors with potential to cause damage or loss to customers.

(5) Product governance reform and changes to KPIs

Both SHB and SIC implemented measures to prevent recurrence, such as reorganizing the overall structure of product governance (i.e. newly establishing a consumer protection group and appointing a Chief Customer Officer), re-establishing product management processes (i.e. establishing a consumer advisory group with veto rights), and introducing customer-oriented KPIs to promote sales from the customers perspective (i.e. replacing business profits from the sale of funds with return to customers as one of the KPI measurement indicators).

(6) Re-defining the role of the Shinhan FG's Board of Directors

The incident of fund mis-selling occurred at the subsidiary level, more specifically, SHB and SIC. The Board demanded an immediate system of escalation to the Board when such incidents occur such that the board can be briefed immediately on the facts and the primary cause of such incidents and furthermore so that the Board can review the appropriateness of the Company's responses both internally and externally. In the future, the Board will receive reports and review not only investment product-related issues and failures in consumer protection, but also other matters that may have material impact on shareholder value and consumer confidence.



Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders 48

Proxy Summary > FY 2021 Financial Performance > **Election of Directors** > Audit Matters > Director Remuneration > Additional Information

| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Investment Product Incident (Continued)

(7) Recommendation and implementation of preemptive customer protection measures

The Board emphasized that Shinhan FG will put customer value as the Group's top priority in light of the mis-selling of investment products and will exert its best efforts within the remit permitted as a financial company. To this end, the Board recommended the Group subsidiaries, SHB and SIC, to establish compensation principles and to actively exert efforts to restore trust from customers and compensate for the losses incurred by customers. Following the Board's recommendation, both SHB and SIC set their respective compensation principles and compensated the customers for their losses through individual settlements with customers.

Customer-centric Organizational Reform



Shinhan Bank
Investment Product Services
IPS Planning
Strategy
Investment Product
Specialized Product
New
Corporate Planning
Strategy
Managerial Accounting
Accounting
Investment Asset Trust
New
Customer Protection
New
Customer Protection
New
Customer Support
New
Good Services
Loan Group
Product Management (Assessment/Inspection)
New
Loan Strategy
Loan Management
Shinhan Investment Corp.
Investment Product Services
Investment Product Strategy
Hedge Fund
Total Asset Management Cell
Investment Trust
WM Research
Wrap Management
Portfolio Strategy
Customer Protection
New
Customer Protection
New
Investment Product Assessment & Inspection
New
Product Management
New
Formation of Digital Database
(Disclosure of information on operation of privately placed funds)

Customer-centric Product Governance



Product review
Product selection
Product launch
Product Governance
Training
Post-sales Monitoring
Marketing & Sales

Product Development
- CCO granted veto right and authority to approve new products
- Formation of external customer protection committee

Marketing and Sales
- Appointed CPOs(Consumer Protection Officers)
- Shinhan Bank's adoption of 'Temporary Suspension of Sales' policy
- SIC's adoption of 'Pre-sales Happy Call' system

Post-Sales Review
- Regular monitoring and review of investment products sold by Shinhan Bank
- Disclosure of the details on the management of privately placed funds by SIC

Shinhan Financial Group Convocation Notice of the 21st Annual Meeting of Shareholders 49



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Investment Product Incident (Continued)

BOD discussions related to investment products

Date	BOD Meetings (Regular / Ad-hoc)	Agenda
Nov. 15, 2019	Regular	Report on issues pertaining to LIME funds and Heritage DLS
Jan. 21, 2020	Ad-hoc	Report on issues pertaining to LIME funds and Heritage DLS
May 13, 2021	Regular	Update on the progress of investment products review and its impact
Aug. 13, 2021	Regular	Status of sale of investment products and future direction
Oct. 26, 2021	Ad-hoc	Update on the progress of investment products review

Audit Committee discussions related to investment products

Date	Agenda
Nov. 21, 2019	Report by external auditors on 3Q 2019 financial statements review - Report on the accounting treatment of TRS (Total Return Swap) transactions with Lime Asset Management
Feb. 20, 2020	Discussions with external auditors - Report on interim audit results on accounting treatment of investment products related to Lime Asset Management
Mar. 04, 2020	Report by external auditors on audit of FY2019 financial statements - Report on accounting treatment related to Lime Asset Management
Mar. 04, 2020	Assessment of internal control of financial reporting for FY2019 - Discussions on inadequacies in operational processes for the sale of privately placed funds by SIC
Mar. 04, 2020	Report on internal control of financial reporting by management for FY2019 - Discussions on inadequacies in internal control related to privately placed funds business of SIC
Mar. 04, 2020	Report on internal control of financial reporting by external auditors for FY2019 - Discussions on inadequacies in operational processes for the sale of privately placed funds by SIC
May 20, 2020	Report on appropriateness of operation of internal control system - Report on the need for a Group-level monitoring of businesses with material impact on customer assets (i.e. product development and post-sales management of financial investment products)
May 20, 2020	Report by external auditors on review of 1Q 2020 financial statements - Report on audit results on SIC for its accounting treatment of Heritage DLS and Lime Asset Management fund products
May 20, 2020	Separate report - Report on Lime and Heritage related issues
Aug. 12, 2020	Report by external auditors on review of 1H 2020 financial statements - Report on results of review of German Heritage DLS, and Lime Asset Management fund-related accounting
Nov. 12, 2020	Report by external auditors on review of 3Q 2020 financial statements - Report on results of review of German Heritage DLS, Lime Asset Management fund, and Gen2-related accounting
Feb. 22, 2021	Discussions with external auditors - Report on results of review of accounting treatment of funds subject to suspension in redemption
Feb. 22, 2021	Interim report on the audit of 20th fiscal year - Report on results of review by the internal audit department on the accounting treatment of funds subject to suspension in redemption
Mar. 02, 2021	Report by external auditors on audit of FY2020 financial statements - Report on period-end audit results for Heritage fund, Lime Asset Management, and Gen2 fund-related accountings



Investment Product Incident (Continued)

Audit Committee discussions related to investment products (Continued)

Date	Agenda
Apr. 28, 2021	Report by external auditors on FY2020 PCAOB-based audit review - Report on the Sanctions Deliberation Committee decision on Shinhan FG and Shinhan Bank
Apr. 28, 2021	Separate report - Report on the Sanctions Deliberation Committee decision on Shinhan FG and Shinhan Bank
May 13, 2021	Report by external auditors on 1Q 2021 financial statements review - (SIC) Report on the impact from accounting treatment of Lime TF fund lawsuit - (SHB) Report on the impact from accounting treatment of Dispute Settlement Committee's recommendations on Lime CI fund
Aug. 12, 2021	Report by external auditors on review of 1H 2021 financial statements - Report on review of accounting treatment of redemption suspended funds
Nov. 11, 2021	Report by external auditors on 3Q 2021 financial statements review - Report on review of accounting treatment of funds subject to suspension in redemption (Decision to reach settlement with each customer and make advance payments)
Dec. 09, 2021	Report on inspection - Report on FSS inspection results
Feb. 22, 2022	Interim report by internal audit department on FY2021 audit - Report by the internal audit department on review of accounting treatment of redemption suspended funds
Feb. 22, 2022	Discussion with external auditors - Report by external auditors on review of accounting treatment of redemption suspended funds



| Proxy Summary | > | FY 2021 Financial Performance | > | **Election of Directors** | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | 2. Director Nominees | 3. Board Governance | **4. Board Oversight** | 5. Board Engagement |

Board Engagement

Shinhan FG's Board of Directors interact with and receive feedback from various stakeholders to in order to strengthen the Group's competitiveness and enhance shareholder value.

In 2021, four (4) independent directors mainly participated in shareholder outreach sessions with twenty-one (21) institutional investors via video conference calls and shared the result with the rest of the Board.

The Board intends to expand its shareholder outreach efforts in 2022 in response to positive feedback from investors. The Board aims to deliver independent and proactive performance of the Board to shareholders, and to reflect investors' interests in management strategies.

Snapshot of Board Engagement in FY2021



Board communicated via:	Board engaged with:
SFG's webpage uploads ESG Reports Annual Report Shareholder Letters One-on-one and group meetings	Institutional/strategic investors Retail investors Proxy advisory firms ESG rating agencies

Lee Yoon-jae *(Chair of the Board)*, Kwak Su Keun *(Chair of the ESG Strategy Committee)*, Huh Yong-hak *(Chair of the IND. Director and Audit Committee Member Rec. Committee)*, and Sung Jaeho *(CEO Recommendation Committee)* led most of the shareholder engagements in FY2021 via virtual one-on-one and group meetings.

IV

Audit Matters

Agenda 3:
Election of Audit Committee Members



Audit Matters

Agenda 3

Appointment of Audit Committee Member
(3 members)

Voting Item(s)

Pursuant to Article 542 (12) of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 51 of the Company's Articles of Incorporation, we seek shareholders' approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

3-1. Audit Committee Member Candidate : Mr. Bae Hoon

3-2. Audit Committee Member Candidate : Mr. Sung Jaeho

3-3. Audit Committee Member Candidate : Ms. Yoon Jaewon

> **RECOMMENDATION:**
> **Vote <u>FOR</u> the appointment of each audit committee member nominee.**

| Proxy Summary | > | FY 2021 Financial Performance | > | Election of Directors | > | **Audit Matters** | > | Director Remuneration | > | Additional Information |

| 1. Overview | **2. Audit Committee Member Nominees** | 3. Main Activities of Audit Committee |

Appointment of Audit Committee Member



BAE Hoon

| Reasons for recommendation

Mr. Bae is a Korean-Japanese lawyer specializing in corporate legal advice on Korea-Japan relations and a Japanese certified public accountant, completed a master's degree in business administration. Based on his expertise in legal fields such as corporate debt collection and rehabilitation, Mr. Bae has offered professional opinions on soundness of finance and corporate social responsibility. Mr. Bae contributed to the management of the group based on his experiences, reviewing legal issues and details on major management issues of the group. In line with the requirements of the audit committee's work, Mr. Bae has necessary legal knowledge about compliance. As a Korean-Japanese lawyer, Mr. Bae has expertise in corporate legal advice in both Korea and Japan, he also has a master's degree in business administration, as he has knowledge and experience in all aspects of law and accounting, recommended as a member of the Audit Committee.



SUNG Jaeho

| Reasons for recommendation

Legal expertise is required to perform compliance-related work within the Audit Committee. With his professional background serving as the President of International Law Association (ILA), Korean Branch, Mr. Sung will bring great value to Audit Committee. In fact, he demonstrated his competence as an audit member to monitor, supervise, and review the management. Mr. Sung's commitment, legal expertise and valuable work ethics he showed during his term were priceless. The committee nominates and recommends Mr. Sung's reappointment as a member of the Audit Committee as he is expected to further contribute to its activities, and in turn, the development of the Company.



YOON Jaewon

| Reasons for recommendation

Ms. Yoon is a certified public accountant in the United States and currently teaches accounting as a professor in the Department of Business Administration at Hongik University. As an expert in the field of accounting and management, she also has diverse experiences in the field, such as being a member of the Tax Development Deliberation Committee of the Ministry of Strategy and Finance and taking active roles in the tax and accounting-related bodies within various government agencies. Ms. Yoon does not only meet the requirements stipulated by the Commercial Act and the Governance Act, as an accounting and finance expert, she has also proven her competence as an audit member to monitor, supervise, and check the management by faithfully performing her duties as the chair of the Audit Committee for the past two years. The committee nominates and recommends as a member of the Audit Committee as she is expected to further contribute to its activities, and in turn, the development of the Company.



| 1. Overview | 2. Audit Committee Member Nominees | **3. Main Activities of Audit Committee** |

Main Activities of Audit Committee

1. Main Activities of Audit Committee in 2021

In 2021, a total of 12 Audit Committee meetings were held. It discussed a total of 61 agenda items, including 21 cases of resolution, 40 cases of deliberation etc., and the contents of Audit Committee activities are periodically reported to the BOD.

Audit Committee directly commands the internal audit team to monitor audit activities of the Company and the subsidiaries. Based on a yearly audit plan, Audit Committee assesses the management and internal control of the Company and the subsidiaries, anti-money laundering(AML), financial statements and sales reports, and the appropriateness of disclosure policies. Group compliance manager also reports directly to the Audit Committee its plans and results, and the management's evaluation of the operation status of the internal accounting management system, of which Audit Committee supervises.

The Audit Committee receives quarterly and semi-annual reports from independent auditors to confirm the Company's accounting standards, audit and review of each financial statements, and to monitor management's violation of laws or articles of incorporation. Discussions on crucial matters with independent auditors are also held with absence of the executives and internal auditors to fully share independent views.

The Committee also reviews Shinhan FG's financial information, audit examinations, key financial statement issues, the administration of our financial affairs, and the appropriateness of settlements through face-to-face meetings with internal head of auditing team and relevant independent auditors.

In 2021, the Committee conducted an inspection of hybrid branches within the Group's matrix organizations, delivering improvement requirements to the Company, and requested to strengthen internal accounting management capabilities in preparation for the introduction of the Consolidated Internal Accounting Control System in 2023. Accordingly, the Company reorganized the system regarding the Group's matrix organizations, and expanded the existing accounting team to an accounting division.

V
Director Remuneration

Agenda 4:
Approval of the Director Remuneration Limit



| Proxy Summary > FY 2021 Financial Performance > Election of Directors > Audit Matters > **Director Remuneration** > Additional Information |

| **1. Overview** | 2. Non-Independent Director Remuneration | 3. Executive Evaluation | 4. Independent Director Remuneration |

Director Remuneration

Agenda 4

Approval of the Maximum Limit on Director Remuneration

Voting Item(s)

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company's Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2019~FY2022 (in KRW)

FY2022 (Proposed)	FY2021 (Approved)	FY2020 (Approved)	FY2019 (Approved)
3.5 billion*	3.5 billion	3.5 billion	3.5 billion

* Separately, a long-term performance-linked incentive in performance shares ("PS") is granted. The Company determines the PS by conducting performance evaluation on the next four-year period. The performance indicators include the increase in share price relative to the comparison group, the achievement level of net operating income and Return on Equity and NPL ratio before sales/write-off relative to a pre-established target. The maximum number of performance shares to be granted to the directors of the Board in respect of fiscal year 2022 is 30,000 shares, ranging from 0% to 100% of the maximum shares, provided that payments accrued in relation thereto shall be made in fiscal year 2026. It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares and annual incentives be made in fiscal year 2022 to the extent that the total number of such shares falls within the limit approved at previous shareholders' meetings held.

> **RECOMMENDATION:**
> **Vote IN FAVOUR of the the maximum limit on director remuneration.**



Remuneration of Non-independent Directors

1. Executive Director Compensation: Cho Yong-byoung

The remuneration of CEO consists of base salary, activity allowance, annual incentives, and long-term performance-linked stock remuneration (PS). The level of remuneration is determined through resolution of the Board and Remuneration Committee within the scope of the amount resolved at the shareholders' meeting.

The base salary and activity allowance are divided into 1/12 of the total annual salary and paid monthly, and the total amount paid in 2021 is KRW 837 million.

Annual incentives are determined by the Company's KPI achievement level, absolute profit size, and performance.

In 2021, the first Remuneration Committee was held on March 3. In this meeting, the Committee reorganized the remuneration system, rendering direct deduction of annual incentives possible to promote sustainable and sound growth when the risk management performance of the Company is poor.

At the third temporary Board meeting held on March 25, 2021, 30,000 shares of long-term performance-linked stock remuneration (PS) were granted to the CEO, and the exact payment amount will be confirmed later depending on the Company's long-term performance and stock price from 2021 to 2024.

The details of the CEO remuneration in 2021 are as follows.

Executive Director Compensation in 2021   (Unit : KRW million)

Division	Amount	Notes
Total	839	There are existing 30,000 shares of long-term performance-linked stock remuneration (PS). The exact payment amount is to be confirmed later depending on the Company's long-term performance and stock price from 2021 to 2024.
Base salary	837	The base salary, including activity allowance from work, is divided into 1/12 of the total annual salary and paid monthly, and it is determined by the resolution of the Board and Remuneration Committee within the scope of the amount resolved at the shareholders' meeting.
Other Income	1	Benefits such as holiday incentives.

2. Non-Executive Director Compensation: Jin Ok-dong

Non-executive directors who concurrently serve as subsidiary executive shall not be paid.



| Proxy Summary | > | FY 2021 Financial Performance | > | Election of Directors | > | Audit Matters | > | **Director Remuneration** | > | Additional Information |

| 1. Overview | 2. Non-Independent Director Remuneration | **3. Executive Evaluation** | 4. Independent Director Remuneration |

Executive evaluation

The performance evaluation system of the CEO and the assessment results are determined by Remuneration Committee.

The evaluation results reflect the performance of different metrics, which consist of shareholder value, profitability, soundness, risk, and efficiency and the strategic tasks from the overall corporate strategic views, including non-quantitative indicators.

Considering the strategic importance of risk management (including internal control, consumer protection), the first Remuneration Committee held on March 3, 2021, reorganized the evaluation system, enabling the committee to lower the performance grade should the Remuneration Committee find director's performance significantly insufficient.

Evaluated performance grade is reflected in annual incentives.

The performance evaluation index and grade of the CEO in 2021 are as follows.

CEO's Key Performance Evaluation Index in 2021

Group KPI [Financial performance index]			Key Strategic Tasks [Non-financial performance index]	
75%			25%	
Index		%	Index	%
Mid- to long-term growth	Total Shareholder Return (TSR)	15%	Innovative /Open Digital transformation	15%
	Group customer base	10%	Efficient growth	15%
Profitability	Adjusted ROE	20%	Global connection and expansion	10%
	Adjusted ROA	15%	Sustainable development	15%
Soundness	NPL ratio	15%	Preemptive risk management	20%
Risk-related	RAROC	5%	Dynamic corporate system	10%
Efficiency	Cost to income ratio	20%	Convergence of human resources	15%
Subtotal		100%	Subtotal	100%



| Proxy Summary | > | FY 2021 Financial Performance | > | Election of Directors | > | Audit Matters | > | **Director Remuneration** | > | Additional Information |

| 1. Overview | 2. Non-Independent Director Remuneration | 3. Executive Evaluation | **4. Independent Director Remuneration** |

Remuneration of Independent Directors

The company reformed the remuneration system for independent directors at the third temporary Board meeting held on March 24, 2016. For substantiating BOD activities with strong sense of obligation and responsibility for the respective role of independent director, the base allowance was reduced by KRW 1 million per month from April 2016 and strengthened the remuneration system in connection with the activity records, such as participation in the Committee in BOD etc. In the third temporary Board meeting held on March 27, 2019, the resolution was made to increase the base allowance by KRW 0.5 million per month in consideration of Group scale growth, expansion of business portfolio and extended scope of work and responsibility of independent directors.

At the first temporary board meeting held on February 5, 2021, with growing expectations for the role of independent directors and increase in time and effort spent on the Board, abolishment of attendance allowances was made and discussion on increasing the base salary by KRW 0.5 million took place.

Summary of Independent Directors' Remuneration in 2021

NO.	Name	Total amount of compensation (KRW million)	Other benefits over compensation
1	Lee Yoon-jae	85.1	General health examination (once)
2	Park Ansoon	67.5	-
3	Choi Kyong-rok	67.0	-
4	Byeon Yang-ho	79.5	General health examination (once)
5	Sung Jaeho	83.0	-
6	Huh Yong-hak	79.0	General health examination (once)
7	Yoon Jaewon	82.5	-
8	Jin Hyun-duk	67.0	-
9	Kwak Su Keun	63.9	General health examination (once)
10	Bae Hoon	51.3	-
11	Lee Yong Guk	61.9	General health examination (once)
12	Choi Jae Boong	58.8	-



| Proxy Summary | > | FY 2021 Financial Performance | > | Election of Directors | > | Audit Matters | > | Director Remuneration | > | Additional Information |

| 1. Overview | 2. Non-Independent Director Remuneration | 3. Executive Evaluation | **4. Independent Director Remuneration** |

Remuneration of Independent Directors (Continued)

The contents of remuneration for each independent director in 2021 are shown as follows.

(1) Lee Yoon-jae

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**85.1**	
	Base payment	46.5	From Jan. to Mar.: KRW 3.5 mil. per month From Apr. to Dec.: KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	28.0	Meeting allowances : KRW 1 mil. per board meeting(KRW 0.5 mil. per subcommittee meeting)
		10.6	Position allowance : From Jan. to Mar.: KRW 0.5 mil. per month for the chair of the subcommittee From Apr. to Dec. : KRW 1.0 mil. per month for the chair of the board
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	Once	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Note 1   Necessary expenses such as transportation and accommodation costs other than the above remuneration shall be paid (paid once if incurred at the same day; same for all independent directors)
- KRW 0.3 million for independent directors residing in Korea (Abolished as from April 2021), expenses by independent directors overseas will be charged to the Company.
Note 2   On performing duplicate duties, only the maximum amount will be paid (same for all independent directors)

(2) Park Ansoon

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**67.5**	
	Base payment	46.5	From Jan. to Mar.: KRW 3.5 mil. per month From Apr. to Dec.: KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	21.0	Meeting allowances: KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		-	
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	



| Proxy Summary | > | FY 2021 Financial Performance | > | Election of Directors | > | Audit Matters | > | **Director Remuneration** | > | Additional Information |

| 1. Overview | 2. Non-Independent Director Remuneration | 3. Executive Evaluation | **4. Independent Director Remuneration** |

Remuneration of Independent Directors (Continued)

(3) Choi Kyong-rok

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**67.0**	
	Base payment	46.5	From Jan. to Mar.: KRW 3.5 mil. per month From Apr. to Dec.: KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	20.5	Meeting allowances: KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		-	
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(4) Byeon Yang-ho

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**79.5**	
	Base payment	46.5	From Jan. to Mar.: KRW 3.5 mil. per month From Apr. to Dec.: KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	27.0	Meeting allowances: KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		6.0	Position allowance:KRW 0.5 mil. per month for the chair of the subcommittee
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	Once	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	



| Proxy Summary | > | FY 2021 Financial Performance | > | Election of Directors | > | Audit Matters | > | **Director Remuneration** | > | Additional Information |

| 1. Overview | 2. Non-Independent Director Remuneration | 3. Executive Evaluation | **4. Independent Director Remuneration** |

Remuneration of Independent Directors (Continued)

(5) Sung Jaeho

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**83.0**	
	Base payment	46.5	From Jan. to Mar.: KRW 3.5 mil. per month From Apr. to Dec.: KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	30.5	Meeting allowances : KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		6.0	Position allowance : KRW 0.5 mil. per month for the chair of the subcommittee
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(6) Huh Yong-hak

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**79.0**	
	Base payment	46.5	From Jan. to Mar.: KRW 3.5 mil. per month From Apr. to Dec.: KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	26.5	Meeting allowances: KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		6.0	Position allowance:KRW 0.5 mil. per month for the chair of the subcommittee
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	Once	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	



| Proxy Summary | > | FY 2021 Financial Performance | > | Election of Directors | > | Audit Matters | > | **Director Remuneration** | > | Additional Information |

| 1. Overview | 2. Non-Independent Director Remuneration | 3. Executive Evaluation | **4. Independent Director Remuneration** |

Remuneration of Independent Directors (Continued)

(7) Yoon Jaewon

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**82.5**	
	Base payment	46.5	From Jan. to Mar.: KRW 3.5 mil. per month From Apr. to Dec.: KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	30.0	Meeting allowances : KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		6.0	Position allowance : KRW 0.5 mil. per month for the chair of the subcommittee
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(8) Jin Hyun-duk

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**67.0**	
	Base payment	46.5	From Jan. to Mar.: KRW 3.5 mil. per month From Apr. to Dec.: KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	20.5	Meeting allowances: KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		-	
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	



| Proxy Summary | > | FY 2021 Financial Performance | > | Election of Directors | > | Audit Matters | > | **Director Remuneration** | > | Additional Information |

| 1. Overview | 2. Non-Independent Director Remuneration | 3. Executive Evaluation | **4. Independent Director Remuneration** |

Remuneration of Independent Directors (Continued)

(9) Kwak Su Keun

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**63.9**	
	Base payment	36.8	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	22.5	Meeting allowances : KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		4.6	Position allowance:KRW 0.5 mil. per month for the chair of the subcommittee
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	Once	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(10) Bae Hoon

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**51.3**	
	Base payment	36.8	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	14.5	Meeting allowances: KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		-	
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	


Remuneration of Independent Directors (Continued)

(11) Lee Yong Guk

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**61.9**	
	Base payment	36.8	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	20.5	Meeting allowances : KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		4.6	Position allowance:KRW 0.5 mil. per month for the chair of the subcommittee
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	Once	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(12) Choi Jae Boong

	Items	Amount (KRW mil.)	Details
1.	**Total amount of compensation**	**58.8**	
	Base payment	36.8	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	22.0	Meeting allowances: KRW 1 mil. per board meeting (KRW 0.5 mil. per subcommittee meeting)
		-	
2.	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

VI
Additional Information



AGM Voting and Resolutions

Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2021. As of the record date, there are 516,599,554 common shares and 17,482,000 preferred shares outstanding; and, 516,593,202 shares, common shares excluding 6,352 treasury shares, are valid shares for voting.

E-voting

Shinhan FG complies with Article 368 (4) of the Commercial Act and allows electronic voting delegating the management of the system to the Korea Securities Depository. Investors may exercise individual voting rights via e-voting without face-to-face attendance in the meetings as specified below.

(1) Where: (From PC) https://evote.ksd.or.kr , (From Mobile) https://evote.ksd.or.kr/m

(2) When: From 9 a.m. on March 14, 2022 until 5 p.m. on March 23, 2022
          * Available 24 hours a day

(3) How: Voting right shall be exercised by each Agenda Item through public certification.

(4) On Amendments: Should an amendment agreement be submitted on the proposed agenda item(s) at the general shareholders' meeting, votes cast through the e-voting system are considered as abstentions.

Method of Resolutions

Pursuant to Article 368 (1) of the Commercial Act, Agenda Item No. 1, 2, 3 and 4 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Pursuant to Article 409 (2) of the Commercial Act, shareholders who own more than 3% of the Company's voting rights are not entitled to have voting rights above that 3% for Agenda Item No. 3. This rule applies to audit committee member election only and does not apply to the director election (Agenda item No. 2).

Additional Information

Shinhan Financial Group has engaged and appointed Morrow Sodali Korea LLC. as our proxy solicitor to act on our behalf in relation to our general meeting to be held on March 24, 2022.



CEO Succession

1. Overview

Shinhan FG was the first among domestic financial groups to establish a CEO succession plan in May 2012. With the implementation of the Corporate Governance Code for Financial Companies in 2014, and the enactment of the Act on Corporate Governance of Financial Companies in 2015, the plan has been polished. Furthermore, the Company is continuously improving the succession plan to fully reflect the heightened social demand for stability and transparency in the governance of financial companies.

The Company is establishing and operating the CEO succession plan under three directions.

(1) Securing stability and continuity of the Group's management
The Company aims secure business continuity through stable succession of the management and prepare for the future of the Group from a mid- to long-term perspective.

(2) Advancing the Group's development
The Company appoints a person who has insight into the financial industry and can achieve the Group's vision and strategic goals as the CEO. To this end, the CEO succession plan stipulates qualifications for the CEO, including morality, ability to realize Shinhan values, work expertise, and organizational management competency.

(3) Nurturing talent with a long-term perspective
In order to secure a strong pipeline of excellent talents from the entire Group, the Company systematically fosters and manages talent in alignment with the CEO succession plan across all business entities within the Group.



CEO Succession (Continued)

2. CEO Succession Plan

CEO succession plan is composed of 'Management of the Pool of CEO Candidates', a program operated on a year- round basis, and 'Succession Plan', a procedure operated at the time of succession.

(1) Management of the Pool of CEO Candidates

The CEO Recommendation Committee selects candidates for the pool of CEO candidates on yearly basis and conducts training program for regular competency development. The results of the development programs are recorded alongside with the results of the candidate's leadership evaluation, both of which will be referred to at the time of succession.

(2) Succession Plan

When the term for the current CEO nears its end, the Corporate Governance and CEO Recommendation Committee commences the succession process and completes the candidate recommendation at least 2 months before the current term expires. With the commencement of succession plan, candidate pool is selected from the fostering candidate group and external/retirement candidate group, and the deliberation criteria are determined by reflecting the business environment and the group's strategic direction. The final candidate confirmed through in-depth deliberation will be appointed after AGM and a Board meeting.

(3) Contingency Succession plan

To maintain sound governance structure under any unforeseeable crisis, Shinhan FG adopts contingency Succession Plan to the CEO succession process. In the event when the CEO cannot execute his/her duties due to unexpected accidents, an acting-CEO is appointed by the resolution of the Board and CEO Recommendation Committee shall decide how to proceed with the succession process and recommend a candidate for the next CEO of the Company. The recommended CEO candidate shall be appointed as CEO either by approval of the Board or General Meeting of shareholders by relevant procedures.



Management of CEO candidates pool (on a year-round basis)
Candidate Selection
- Review candidate qualification standards
- Select candidate on once-a-year basis
Candidate Training
- Year-round competency building programs
- Evaluation on training results
Candidate Evaluation
- Performance and leadership assessment
- Accumulation of evaluation results
Succession Process (at the time of succession)
Commence-ment of Succession Process
- Commences the succession process and completes candidate recommendation at least 2 months before the end of the CEO's term
Candidate Selection
- Review candidate qualification standards
- Select candidates for succession
Candidate Review
- Confirmation of detailed review criteria
- Final recommendation of CEO candidates



ESG Governance

ESG Strategy Committee, a sub-committee under the Board, sets the ESG strategy and monitors the direction and the implementation of the Company's ESG performance. As the need for effective implementation system grew with global ESG trends in recent years, the organization restructured its system as follows.

- 2015 - ESG Committee, then named "CSR Committee", is established under the Board (the first domestic financial institution to have sub-committee under the BOD to oversee ESG-related matters)
- 2018 - ESG-related tasks have been transferred to Strategic Planning Department
- 2018 - Chief Strategy and Sustainability Officers (CSSO) is appointed in all Group subsidiaries
  - "ESG CSSO Council" and "ESG Working Council" are established
- 2018 - "Group ESG Implementation Committee" which brings together CEOs of all subsidiaries is launched

In this regards, a two-way ESG driving system has been set up; the top-down method of intensively implementing ESG strategies established by the Board of Directors(ESG Strategy Committee) and the bottom-up method of reporting the tasks discovered and discussed by the ESG Working Council to the Board after consultation and monitoring by both CSSOs and CEOs of all Group subsidiaries.

Shinhan's ESG Governance



BOD Sub-committee	CEO	CSSO	Working Group
ESG Strategy Committee **Risk Management Committee**	**Group ESG Implementation Committee**	**Group ESG CSSO Council** **Group Risk Council**	**Group ESG Working Group Council** **Group Risk Working Group Council**
- Deliberation of sustainability management and environmental and social risk management strategies - Resolution of the Group's key businesses, policies and regulations	- Monitoring the status of implementing ESG strategies and overall management - Promoting sustainment management	- Discussions on the direction for implementing ESG strategic tasks and countermeasures for relevant issues of the Group	- Identification and implementation of ESG tasks - Providing analysis on global ESG trends



Proxy Summary > FY 2021 Financial Performance > Election of Directors > Audit Matters > Director Remuneration > **Additional Information**

FSS Inspection on LIME fund incident

1. Inspection by the FSS related to LIME fund incident.

The Financial Supervisory Service("FSS") conducted inspection on Shinhan Bank("SHB") and Shinhan Investment Corp.("SIC") after Lime Asset Management announced to suspend the redemption of its funds. The regulatory body's inspection focused on the appropriateness of internal control of the fund's distributors and TRS contractors, which included SHB, SIC, and Shinhan FG.

2. Sanctions against Shinhan Investment Corp.

In November 2021, the Financial Services Commission("FSC") imposed sanctions; 6-month partial suspension of business on SIC and 3-month suspension of duties to the CEO of SIC for conflict of interest violations and improper solicitations of troubled LIME funds.

3. Sanctions against Shinhan Bank

In April 2021, FSS's sanctions review committee suggested sanctions on SHB (3-month partial suspension of business) to the FSC, and resolved sanctions against its CEO, Jin Ok-dong, a cautionary warning. The sanctions against SHB is currently on deliberation by the FSC.

4. Sanctions against Shinhan Financial Group

In April 2021, FSS's sanctions review committee resolved sanctions against Shinhan FG an institutional warning and against its CEO, Cho Yong-byoung, a caution.

According to the 'Financial Company Governance Act,' the sanctions that disqualifies an executive are those equal to or more severe than a reprimand warning. Therefore, a caution and cautionary warning against Messrs. Cho Yong-byoung and Jin Ok-dong, repectively, do not infringe upon their qualification as executives.



Five levels of disciplinary measures against executives of financial institutions NOTE

Least Severe	Caution
	Cautionary warning
	Reprimand warning
	Suspension from work (not more than 6 months)
Most Severe	Request for dismissal

NOTE   Reprimand Warning or higher sanctions: Prohibits a person from becoming an officer of financial institutions for a prescribed period of time



Recruitment Process Improvement

Shinhan FG pursued to strengthen the fairness and transparency of the recruitment process by refining the recruitment process. The meeting set up by the Korea Federation of Banks("KFB") in June 2018 established model standards for recruitment procedures with participation of commercial banks and regulators, thereby securing fairness and transparency in the overall recruitment process and a ground rule for an internal control system.

1. Hiring Guideline for the Banking Sector (June 2018)

- Co-drafted by the KFB, the financial regulator, law firms, and Korean banks, including Shinhan
- In efforts to eradicate hiring irregularities and boost transparency, and to establish internal control system for recruitment irregularities

2. Shinhan Bank's Recruitment Process Improvement

Shinhan Bank boosted fairness and transparency in the recruitment process through implementing improvements.

Key Improvements

Internalized the Guideline	- Reflected "Hiring Guideline" in its newly established "Shinhan Bank Recruitment Guidelines" and embedded them in the corporate hiring practices
Recruitment Committee	- Reinforced fairness by newly operating the Recruitment Committee
Internal Control	- Newly installed a compliance review procedure for each screening stage
Pledge	- All employees participating in the recruitment process are required to sign a pledge to prohibit hiring irregularities.

Procedural Improvements

Document Screening	- Evaluation/selection criteria are predetermined by the Recruitment committee - List up candidates based on a predetermined criteria, by third party HR experts - Gender, age, name of school, etc. are not scored
Written Examination	- Outsourcing the whole process
Preliminary Interview	- Evaluation computerized on the day of the interview
Final Interview	- Blind Interview - Evaluation computerized, and cannot be edited once completed



Board Independence Guidelines

At least one half (over 50%) of Shinhan Financial Group's Board of Directors shall be composed of independent director.

In verification of the independence of the director, Shinhan Financial Group complies with the domestic regulations, namely, the Commercial Act and the Act on Corporate Governance of Financial Companies. When stipulating independence requirements, the company has also applied standards in accordance with or more stringent to the NYSE regulations of the United States; and the company follows the stipulated requirements when determining the independence of a director candidate or current director.

Directors who do not meet the independence requirements of the company are also qualified under the relevant laws an regulations of the Republic of Korea, and make significant contributions to the Board of Directors and the company by demonstrating their competence, experience and wisdom.

A director of Shinhan Financial Group's Board of Directors is independent by meeting all of the following criteria listed below:

- The director must not have been employed by the company in an executive capacity within the last five years.
- The director must not be a family member of an individual who is, or during the past three years was employed by the company or by any subsidiary of the company as an executive officer.
- The director must not accept or have a family member who accepts any payments from the company or any subsidiary of the company in excess of USD $60,000 during the past three fiscal years, other than those permitted by SEC Rule 4200 Definitions.
- The director must not be a partner or employee of the company's outside auditor.
- The director must not be a partner or employee of a company that has signed a major advisory agreement or a technology partnership agreement with the company.
- The director must not be an adviser or consultant to the company or a member of the company's senior management.
- The director must not be a partner or employee of a company that has concluded in the current or any of the past three fiscal years a single contract with the company for an amount that exceed 10% of the company's consolidated gross revenues for that year.
- The director must not have any other conflict of interest on the agenda determined by the board.

In addition to the above requirements, the Board of Directors will make comprehensive consideration to determine the independence of a director, including the circumstances at home and abroad, as well as the status of directors and the company



Board Diversity Guidelines

Shinhan Financial Group recognizes and embraces the benefits of having a diverse Board to make important decisions based on a wider perspective with better consideration of the interests of its shareholders, customers and other stakeholders.

1. Expertise
  Required Expertise : finance, business management (operation of organizations), economics, law, accounting
  Detailed Expertise : overseas work experience, digital, investment banking, risk management, consumer protection,
                and other fields of expertise a director of a financial company needs
  Outside Director Experience : Understanding of director's duties

2. Diversity
  Nationality : Candidates of various nationality, reflecting the Company's international operations
  Gender : Candidates of different genders, reflecting the principle of gender equality,
          to operate the Board based on diversified perspectives
          - At least 1/5 of the director candidate pool should be females
  Age : Candidates of harmonized age, in order to flexibly respond to changes in the management
        environment and to enhance the efficiency of the board
        - 15 years older or younger than the CEO
  Others : Candidates will not be discriminated by other diversity factors, including but not limited to race, religion, ethnicity, nationality.

3. Recommendation
  Employing an open approach when recommending independent directors, in order to enhance the interests of various stakeholders

  In determining the direction of the Board, the Board verifies that the composition of the Board reflects the above diversity requirements through the "Diversity Verification Matrix".

  Unless limited by the laws of the Republic of Korea, Shinhan Financial Group will continue to make every effort to ensure that
  the Board of directors will be more effective by adding various perspectives and experiences.



Commitment to Diversity and Inclusion

Shinhan Financial Group's Commitment to Diversity and Inclusion

Shinhan Financial Group pursues **diversity** in people and culture. We cherish and embrace employees, clients, and all the members of society. Diversity and inclusion are key values underpinning Shinhan Financial Group's mission, **'Compassionate Finance, Your Companion for the Future'.**

We will not take prejudice or discriminate against any personal characteristics, background, identity, or cultural differences including, but not restricted to, gender, disability, nationality, personal ties, religion, and sexual orientation. To ensure diversity and inclusion :

1. We provide **equal opportunities** and make fair and transparent evaluations in employee **recruitment and personnel management.**

2. We pursue **diversity in board and management.**
   We will primarily establish gender diversity targets, and focus on achieving these targets.

3. We create an **inclusive culture** where all members can work with respect and a sense of belonging.

4. We respect the individuality of **all our business partners** including clients, and **treat them equally.**

5. We **embrace the socially vulnerable** and actively support them to enrich their hope as members of the society.

Contact us

PARK Cheol-woo | Head of IR
cheol.park@shinhan.com

KANG Wonjun | Deputy Head of IR
kangwonjun@shinhan.com

KIM Jiho | Deputy Head of IR
jihokim@shinhan.com

LEE Juhee | Senior Manager
juhee@shinhan.com

CHA Jina | Manager
chajina@shinhan.com